File No. 70-10166

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                               AMENDMENT No. 2 to
                                    FORM U-1
                               -------------------

                           APPLICATION OR DECLARATION

                                      Under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
      AEP TEXAS CENTRAL COMPANY (formerly CENTRAL POWER AND LIGHT COMPANY)
         AEP TEXAS NORTH COMPANY (formerly WEST TEXAS UTILITIES COMPANY)
        AEP UTILITIES, INC. (formerly CENTRAL AND SOUTH WEST CORPORATION)
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             WHEELING POWER COMPANY
                               CEDAR COAL COMPANY
                        CENTRAL APPALACHIAN COAL COMPANY
                              CENTRAL COAL COMPANY
                                  COLOMET, INC.
                                   SIMCO, INC.
                        SOUTHERN APPALACHIAN COAL COMPANY
                             BLACKHAWK COAL COMPANY
                       CONESVILLE COAL PREPARATION COMPANY
                          FRANKLIN REAL ESTATE COMPANY
                          INDIANA FRANKLIN REALTY, INC.
            and additional subsidiaries identified on Signature Page.
                1 Riverside Plaza, Columbus, Ohio 43215 (Name of
            company or companies filing this state- ment and address
                         of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                       ***

                           Stephen P. Smith, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

                                TABLE OF CONTENTS


ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.      Background and Previously Existing Authority
B.      Current Authority
C.      Summary of the Requested Authority
D.      Description of Proposed Financing Program

        1. Investment Grade Ratings
        2.    Effective Cost of Money on Debt Securities and Borrowings Under
              Credit Agreements
        3.    Maturity of Debt
        4.    Issuance Expenses
        5.    Common Equity Ratio
        6.    Use of Proceeds
        7.    Borrowing Limits
              a.   Long-term Debt Limits
              b.   Short-term borrowing limits
              c.   AEP Utilities, Inc.
        8.    Description of Specific Types of Financing
              8.1. AEP External Financing
              8.2. Long-Term Debt - Public Utility Subsidiaries
              8.3. Short-Term Debt - AEP and Public Utility Subsidiaries
              8.4. Pollution Control Revenue Refunding Bonds
              8.5. AEP Utilities, Inc.
              8.6. Credit Enhancement
E.      Hedging Transactions
F.      Authority to Form Financing Subsidiaries
G.      Guarantee of Indebtedness/Obligations
H. Continuation of Money Pools; Financing Subsidiaries; Addition of Participants to Nonutility Money Pool; Addition to Utility Money Pool
        1     Background and Request
        2.    Financing Subsidiaries
        3.    Addition of Participants to Money Pool
        4.    Addition of Dolet Hills Lignite Company, LLC to Utility Money Pool
I.      Payments of Dividends out of Capital or Unearned Surplus
J.      Summary of Requests for Authority
K.      Compliance with Rule 54

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

ITEM 3. APPLICABLE STATUTORY PROVISIONS
ITEM 4  REGULATORY APPROVAL
ITEM 5  PROCEDURE
ITEM 6  EXHIBITS AND FINANCIAL STATEMENTS
ITEM 7  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

        SIGNATURES

      The Application Declaration filed in this proceeding on September 11, 2003, as amended by Amendment No. 1 filed on April 24, 2004, is hereby amended and restated in its entirety to read as follows:

      American Electric Power Company, Inc., a New York corporation ("AEP") and AEP Utilities, Inc. (formerly Central and South West Corporation), a Delaware corporation ("AEP Utilities"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the following direct and indirect subsidiaries of AEP ("Applicants"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), AEP Texas Central Company, formerly Central Power and Light Company ("TCC"), AEP Texas North Company, formerly West Texas Utilities Company ("TNC"), Appalachian Power Company ("Appalachian"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") and the following nonutility subsidiaries which are currently participants in the AEP Utility Money Pool and are Applicants in this proceeding: American Electric Power Service Corporation, Cedar Coal Company, Central Appalachian Coal Company, Central Coal Company, Colomet, Inc., Simco, Inc., Southern Appalachian Coal Company, Blackhawk Coal Company, Conesville Coal Preparation Company, all coal mining companies and Franklin Real Estate Company, and Indiana Franklin Realty, Inc., both real estate companies, are Applicants in this filing ("Utility Money Pool Participants").

      The entities that are currently participants in the Nonutility Money Pool and Applicants in this Filing ("Nonutility Money Pool Participants") are listed on Exhibit A hereto.

      In addition, certain additional nonutility subsidiaries are seeking authority to become participants in the Nonutility Money Pool and are Applicants in this proceeding:

Entity                          Description                     Authorization
AEP Houston Pipe Line
Company, LLC                    Gas pipeline                     Order 70-9353
AEP Texas POLR GP, LLC          Marketing of natural             Rule 58
                                gas, electricity or
                                energy related products
AEP Coal Marketing, LLC         Marketing of natural             Rule 58
                                gas, electricity or
                                energy related products
AEP Emissions Marketing, LLC    Marketing emissions              Rule 58
CSW Orange, Inc.                Independent Power                Rule 58
CSW Mulberry, Inc.              Independent Power                Rule 58
Noah I Power GP, Inc.           Independent Power                Rule 58
CSW Orange II, Inc.             Independent Power                Rule 58
CSW Mulberry II, Inc.           Independent Power                Rule 58
CSW Sweeny GP I, Inc.           Independent Power                Rule 58
CSW Sweeny GP II, Inc.          Independent Power                Rule 58
CSW Sweeny LP I, Inc.           Independent Power                Rule 58
CSW Sweeny LP II, Inc.          Independent Power                Rule 58
CSW Services International, Inc.Non-regulated                    Rule 58
                                energy-related
                                services and products
Trent Wind Farm, L.P.           Wind power generation            EWG
AEP Wind LP, LLC                Wind power generation            EWG
AEP Wind GP, LLC                Wind power generation            EWG
HPL GP LLC                      Gas pipeline and                 Order 70-9353
                                processing
AEPR Ohio, LLC                  International energy-related     FUCO/PP
                                investments, trading
                                and other projects
AEP Wind LP II, LLC             Wind power generation            EWG
AEP Desert Sky LP II, LLC       Wind power generation            EWG
AEP Wind Holding, LLC           Wind power generation            EWG

      For purposes hereof "Subsidiaries" shall also include other direct or indirect subsidiaries that AEP may form pursuant to the Rule 58 exception or pursuant to Sections 32, 33 or 34 of the Act. All of AEP's direct and indirect Subsidiaries, other than Public Utility Subsidiaries, are herein called "Nonutility Subsidiaries." All subsidiaries and AEP and AEP Utilities are sometimes referred to collectively as the "Companies".

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS

      A.    Background and Previously Existing Authority
            By Order dated June 14, 2000 (Release No. 35-27186 in File No. 70-9381), AEP was authorized to acquire by merger all of the outstanding common stock of Central and South West Corporation ("CSW"), now AEP Utilities, Inc. By that order, AEP, its operating subsidiaries and certain other subsidiaries were added to the CSW Money Pool, now the AEP Utility Money Pool.

      B.    Current Authority
            By order dated April 11, 2002 (Release No. 35-27517 in File no. 70-10021), AEP is authorized to issue and sell through June 30, 2004 shares of common stock, preferred securities, long-term debt and other securities in an aggregate amount at anytime outstanding not to exceed $3.0 billion (not including shares of common stock issued pursuant to various stock ownership plans) and to form certain financing subsidiaries.

            By order dated December 18, 2002, in File No. 70-10088 (HCAR Release No. 35-27623), the Commission authorized through March 31, 2006:

      (i) SWEPCO and Wheeling to issue long-term debt in amounts not to exceed $350 million and $40 million, respectively, and to engage in hedging transactions;

      (ii) AEP, AEP Utilities, Inc. and the Public Utility Subsidiaries to have aggregate short-term financing authority in the amount of $7.2 billion outstanding;

      (iii) Columbus, Ohio, TCC, and TNC, companies affected by restructuring, to issue short and long-term debt in an amount not to exceed $3.9 billion;

      (iv) Public Utility Subsidiaries to organize financing entities for the purpose of facilitating certain types of financings;

      (v) AEP and its Subsidiaries are authorized to enter into and perform interest rate hedging transactions to manage the volatility of interest rates associated with outstanding indebtedness and anticipated debt offerings.

      (vi) AEP, AEP Utilities, Inc. and Utility Money Pool Participants to continue and fund the Utility Money Pool through the Authorization Period;

      (vii) AEP and certain of its Nonutility Subsidiaries to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

      (viii) AEP and its Subsidiaries to issue guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time; and

      (ix) AEP's Nonutility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.

      C. Summary of the Requested Authority

      The Applicants hereby request authorization to replace and supercede the authority granted in File Nos. 70-10021 (HCAR 35-27517) and 70-10088 (HCAR 35-27623) with respect to the ongoing financing activities, the provision of intrasystem financing and guarantees and other matters pertaining to AEP and its Subsidiaries through March 31, 2007 ("Authorization Period") as follows:

1) Applicants in this file request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing until March 31, 2007 ("Authorization Period") unless otherwise provided;

2) AEP seeks authority to increase its capitalization by issuing and selling from time to time during the Authorization Period (i) directly, additional Common Stock or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, and Preferred Stock, (ii) indirectly through one or more Financing Subsidiaries, other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"), (iii) directly or indirectly through one or more Financing Subsidiaries new long-term debt securities having maturities of one year or more up to 50 years ("Long Term Debt"), in an amount up to $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where AEP's capitalization is not increased as a result thereof and excluding securities otherwise authorized or exempt). AEP requests the Commission to reserve jurisdiction over the use of proceeds of any issuance of securities to finance an investment by AEP or any of its Subsidiaries in any new EWG's or FUCO's in excess of $150,000,000 during the Authorization Period.

3) AEP seeks to issue, directly or indirectly through one or more Financing Subsidiaries, commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $7.2 billion to fund the AEP Money Pools and for its own requirements.

4) Kingsport, SWEPCO, TCC, TNC and Wheeling seek authority to issue secured or unsecured long-term debt in an amount not to exceed $50 million, $600 million, $600 million, $250 million and $50 million, respectively, including the issuance of long-term debt to AEP, and to enter into hedging transactions (excluding securities issued for purposes of refunding or replacing other outstanding securities where the Public Utility Subsidiary's capitalization is not increased as a result thereof).

5) AEP and its Subsidiaries seek authority to enter into and perform interest rate hedging transactions to manage the volatility of interest rates associated with outstanding indebtedness and anticipated debt offerings.

6) AEP and the Public Utility Subsidiaries seek authority to issue the short-term debt to the extent of the borrowing limits set forth below for Public Utility Subsidiaries through the AEP Utility Money Pool, external borrowings or borrowings from AEP or from a Money Pool Financing Subsidiary.

7) The following Public Utility Subsidiaries seek authority to refund and reissue currently outstanding pollution control revenue refunding bonds as follows: TCC $450,000,000, TNC $45,000,000, and SWEPCO $185,000,000.

8) AEP Utilities, Inc., a registered holding company, seeks authority to borrow short-term debt in an amount up to $100,000,000 from external sources or from its parent AEP for its general corporate purposes.

9) AEP and the Subsidiaries seek authority to acquire, directly or indirectly, the equity securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of authorized and exempt activities of the Applicants through the issuance of long-term debt, short-term debt, preferred securities and other equity securities to third parties and to provide guarantees and enter into expense agreements with respect to the securities or other obligations of Financing Subsidiaries. Financing Subsidiaries are authorized to transfer proceeds of any financing to their respective parent companies. Financing Subsidiaries will, among other things, be authorized to fund the AEP Money Pools.

10) AEP and the participants in the Money Pools seek certain authority to continue the AEP Utility Money Pool and the AEP Nonutility Money Pool during the Authorization Period; to fund the Money Pools with separate Financing Subsidiaries; to add certain nonutility subsidiaries to the Nonutility Money Pool; and to move Dolet Hills Lignite Company from the Nonutility Money Pool to the Utility Money Pool.

11) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $8.125 billion outstanding at any time in exposure as more fully described below; and

12) AEP and its Nonutility Subsidiaries request authorization for the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus.


      D.    DESCRIPTION OF PROPOSED FINANCING PROGRAM

1.    Investment Grade Ratings

      Applicants represent that, except for securities issued for the purpose of funding AEP Money Pools operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization to be granted by the Commission, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of such issuer that are rated are rated investment grade; and (iii) all outstanding securities of AEP and AEP Utilities that are rated are rated investment grade or comparable ratings for short-term debt("Investment Grade Condition"). For purposes of this Investment Grade Condition, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934, as amended.

      Except for securities issued for the purpose of funding AEP Money Pool operations, Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below, investment grade and Applicants further request that the Commission reserve jurisdiction over the issuances of any such guarantee or other such securities at any time during the Authorization Period the conditions set forth in causes (i) through (iii) above are not satisfied.

2. Effective Cost of Money on Debt Securities and Borrowings Under Credit Agreements

      The effective cost of capital on Preferred Stock, equity-linked securities, Preferred Securities, Long-term Debt and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality. Applicants state that in no event will the effective cost of capital (i) on any series of Long-term Debt, Preferred Stock or Preferred Securities, exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of equity-linked securities, exceed 600 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and
(iii) on Short-term Debt, exceed 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

3. Maturity of Debt

      The maturity of Long-term Debt will be between one and 50 years after the issuance. Preferred Securities and equity-linked securities will be redeemed no later than 50 years after the issuance, unless converted into common stock. Preferred Stock issued directly by AEP may be perpetual in duration.

4. Issuance Expenses

      The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued, or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

5. Common Equity Ratio

      AEP hereby represents that it will maintain during the Authorization Period for itself and for all the Public Utility Subsidiaries minimum 30% common equity as a percentage of consolidated capital (inclusive of short-term debt and inclusive of securitization bonds for the recovery of regulatory assets in connection with state-mandated utility restructuring); however TCC seeks authority to maintain a common equity ratio of 25% for so long as securitization bonds are outstanding. Data for September 30, 2003 is attached to this Application as Exhibit B. The 25% common equity as a percentage of consolidated capital is required only because of the issuance of securitization bonds. Securitization bonds are expected to be outstanding until the currently outstanding TCC Transition Funding securitization bond issue is scheduled to be fully retired by January 15, 2016. However, TCC is anticipating an additional issuance which would remain outstanding for approximately 15 years after it is issued.

6. Use of Proceeds

      The proceeds from the sale of securities in external financing transactions by the Applicants will be added to their respective treasuries and subsequently used principally for general corporate purposes including:

      (i)      the financing, in part, of capital expenditures;
      (ii)     the financing of working capital requirements;
      (iii) the acquisition, retirement or redemption of securities previously issued by such Applicant; and
      (iv) other lawful purposes, including direct or indirect investment in Rule 58 companies by AEP, other subsidiaries approved by the Commission, EWGs and FUCOs;

      AEP requests the Commission to reserve jurisdiction over the use of proceeds of any issuance of securities to finance an investment by AEP or any of its Subsidiaries in any new EWG's or FUCO's in excess of $150,000,000 during the Authorization Period. It is anticipated that any new EWG's will consist principally of domestic wind farm projects.

      The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

 7. Borrowing Limits

      The aggregate amount of outstanding external financing effected by the Applicants pursuant to the authorization requested hereunder during the Authorization Period, other than the refinancing of currently outstanding securities, which shall not be limited, will not exceed:

            (a) Long-term debt limits:
                AEP             $3,000,000,000
                Kingsport       $   50,000,000
                SWEPCO          $  600,000,000
                TCC             $  600,000,000
                TNC             $  250,000,000
                Wheeling        $   50,000,000

            (b) Short-term borrowing limits:

      AEP requires an amount of authority for short-term borrowings sufficient to fund the Utility Money Pool and the Nonutility Money Pool, to make direct loans to other Subsidiaries, as well as for its own requirements in an amount not to exceed $7,200,000,000.

      The following Public Utility Subsidiaries seek short-term debt authorization through the Utility Money Pool or external borrowings, or borrowings from AEP or from a Financing Subsidiary as follows:

            Appalachian             $  600,000,000
            Columbus                $  350,000,000
            Generating              $  125,000,000
            Indiana                 $  500,000,000
            Kentucky                $  200,000,000
            Kingsport               $   40,000,000
            Ohio                    $  600,000,000
            PSO                     $  300,000,000
            SWEPCO                  $  350,000,000
            TCC                     $  600,000,000
            TNC                     $  250,000,000
            Wheeling                $   40,000,000

            (c) AEP Utilities, Inc.:

      AEP Utilities. Inc., a registered public utility holding company, requests authority to borrow up to $100,000,000 outstanding at any one time from external sources or from its parent AEP for its own corporate purposes. This authority is in addition to its authority to borrow to fund the Utility Money Pool. AEP Utilities will not borrow from either the Utility Money Pool or the Nonutility Money Pool.

8. Description of Specific Types of Financing
8.1. AEP External Financing

      All external financing will be at rates or prices and under conditions based upon, or otherwise determined, by competitive capital markets.

      AEP seeks authority to increase its capitalization by issuing and selling from time to time during the Authorization Period: (i) directly additional Common Stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, and (ii) indirectly through one or more Financing Subsidiaries, other forms of preferred securities and Preferred Stock (including trust preferred securities) (collectively, "Preferred Securities"), and (iii) directly or indirectly through one or more Financing Subsidiaries, new long-term debt securities having maturities of one year or more up to 50 years ("Long Term Debt"), in an amount up to $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where AEP's capitalization is not increased as a result thereof and excluding securities otherwise authorized pursuant to AEP's Dividend Reinvestment and Direct Purchase Plan (File No. 70-5943) and Employee Savings Plans (File No. 70-6126) or exempt under the Act).

      Common Stock. AEP seeks authority to issue and sell Common Stock and to issue and sell options, warrants, equity-linked securities or other stock purchase rights exercisable for Common Stock. The aggregate amount of financing obtained by AEP during the Authorization Period from issuance and sale of Common Stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of preferred stock, Preferred Securities, equity linked securities, and long-term debt, as described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof, shall not exceed $3 billion for the uses set forth in Item I.D.6 above. Any refunding or replacement of securities where capitalization is not increased from that in place at September 30, 2003, will be through the issuance of securities of the type authorized in this Application. Common Stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

      AEP may sell Common Stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly through a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by AEP) or directly by one or more underwriters acting alone. If Common Stock is being sold in an underwritten offering, AEP may grant the underwriters thereof a "green shoe" option permitting the purchase from AEP at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

      Preferred Securities. AEP seeks to have the flexibility to issue Preferred Stock or other types of Preferred Securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose Financing Subsidiaries organized by AEP specifically for such purpose as described herein. The aggregate amount of financing obtained by AEP during the Authorization Period from issuance and sale of preferred stock, Preferred Securities and equity linked securities, when combined with issuances of Common Stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans), and long-term debt, as described in this section and other than for refunding or replacement of securities where capitalization is not increased from that in place at September 30, 2003, shall not exceed $3 billion for the uses set forth in Item I.D.6 above. Any refunding or replacement of securities where capitalization is not increased from that in place at September 30, 3003, will be through the issuance of securities of the type authorized in this Application.

      Preferred Stock or other types of Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by AEP's Board of Directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Equity linked securities will be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into Common Stock or indebtedness or allow the holder to surrender to the issuer or apply the value of a security issued by AEP as approved by the Commission to such holder's obligation to make a payment on another security of AEP issued as permitted by the Commission. Any convertible or equity linked securities will be convertible into or linked to Common Stock, Preferred Securities or unsecured debt that AEP is otherwise authorized to issue by Commission order directly, or indirectly through Financing Subsidiaries on behalf of AEP. Applicants state that any refunding or replacement of securities where capitalization is not increased from that in place at December 31, 2003 will be through the issuance of securities of the type authorized in this Application.

      Long-Term Debt. AEP requests Commission authorization during the Authorization Period to issue unsecured, long-term debt securities in an aggregate principal amount outstanding at any time, when combined with issuances of Common Stock (other than for benefit plans or stock purchase and dividend reinvestment plans) preferred stock, Preferred Securities, and equity linked securities as described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof from that in place at September 30, 2003, not to exceed $3 billion for the uses set forth in Item I.D.6 above. Any refunding or replacement of securities where capitalization is not increased will be through the issuance of securities of the type authorized in this Application.

      Unsecured long-term debt may be issued directly by AEP or indirectly through one or more Financing Subsidiaries in the form of bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Each series of long-term debt issued directly by AEP would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as AEP may determine at the time of issuance. The terms of the long-term debt would be designed to parallel the terms of the security issued by any Financing Subsidiary to which the long-term debt relates. Any long-term debt (a) may be convertible into any other securities of AEP, (b) will have maturities up to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (h) may be entitled to the benefit of affirmative or negative financial or other covenants.

      The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Specific terms of any Long-term Debt will be determined by AEP at the time of issuance and will comply in all regards with the parameters on financing authorization set forth above.

      Short-Term Debt. AEP also seeks authority to issue directly, or indirectly through a Financing Subsidiary, commercial paper, promissory notes and other forms of short-term indebtedness having varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days(1)("Short-term Debt") in an aggregate amount not to exceed $7.2 billion to fund the Money Pools, to make loans to Subsidiaries and for its own corporate purposes. Actual maturities will be determined by market conditions, the effective interest costs and AEP's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance.

_________________
[Footnote 1]
   The ability to extend the maturity of commercial paper notes is a feature of an Extendible Commercial Notes program. The maturity of commercial paper notes issued pursuant to an Extendible Commercial Notes program is 365 days or less; however, if the principal of any commercial paper note is not paid at maturity, the maturity of such commercial paper note will be automatically extended to 390 days from the date of original issuance. [End Footnote]

      Commercial paper would be sold in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from AEP, AEP Utilities, any Financing Subsidiary or the Public Utility Subsidiaries will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

      AEP, AEP Utilities, any Financing Subsidiary and the Public Utility Subsidiaries propose to establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s) and to establish other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as each may deem appropriate in light of its needs and existing market conditions. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on Short-term Debt.

      AEP, AEP Utilities, any Financing Subsidiary and the Public Utility Subsidiaries having the flexibility to allocate Short-Term Debt between sales of notes and sales of commercial paper, will be able to realize economies in meeting their short-term financing requirements, and such companies propose, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing requirements.

      AEP, AEP Utilities, any Financing Subsidiary and the Public Utility Subsidiaries may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as each individual entity may deem appropriate in light of its needs and market conditions at the time of issuance.

8.2. Long-Term Debt - Public Utility Subsidiaries

      Public Utility Subsidiaries. Under current law, the public utility commission in the states of Indiana, Virginia, Tennessee, Ohio, Oklahoma and Kentucky approve the issuance of long-term securities by public utility companies. Therefore, Rule 52(a) provides an exemption from this Commission for the issuances of long term debt securities by all of AEP's public utility subsidiaries except Kingsport, SWEPCO, TCC, TNC and Wheeling.

      Financing authorization is being sought for Kingsport, SWEPCO, TCC, TNC and Wheeling as described in Borrowing Limits above. This authorization would include any new pollution control financing by SWEPCO.

      Any long-term debt, such as first mortgage bonds, pollution control revenue bonds, notes (secured and unsecured) and debentures, sales of tax-advantaged preferred securities and borrowings under credit agreements, would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions in accordance with parameters set forth in
Section 1 above and as described in subsection (a) above, as the Applicants may at the time of issuance determine. Kingsport, SWEPCO, TCC, TNC and Wheeling, seek authorization to issue long-term debt to AEP at a rate designed to parallel AEP's effective cost of debt.

8.3. Short-Term Debt - AEP and Public Utility Subsidiaries

      The Public Utility Subsidiaries are members of the AEP Utility Money Pool and make short-term borrowings from the Utility Money Pool. The Utility Money Pool and the Nonutility Money Pool (together, the "Money Pools") are funded by AEP currently through a commercial paper program. No participant in the Money Pools ("Participants") would be required to borrow from the specific Money Pool if the borrowing Company could borrow more cheaply directly from banks or through the issuance of its own commercial paper. The Public Utility Subsidiaries require authority for short term borrowing in the event funds are not available from the Money Pool. AEP is seeking authority in this filing to create Financing Subsidiaries to fund the Money Pools (see Section H below). Therefore, AEP, any Financing Subsidiary, AEP Utilities and the Public Utility Subsidiaries seek authorization for the issuance of Short-Term Debt in the form of bank loans and commercial paper programs in the amounts set forth in Borrowing Limits above.

8.4. Pollution Control Revenue Refunding Bonds

      The following Public Utility Subsidiaries seek authority through the Authorization Record to refund and reissue currently outstanding pollution control revenue bonds in amounts not to exceed:

                  SWEPCO      $185,000,000
                  TCC         $450,000,000
                  TNC         $ 45,000,000

8.5. AEP Utilities, Inc.

      AEP Utilities, Inc., a registered holding company, seeks authority to issue unsecured Short-Term Debt in an amount up to $100,000,000 to external sources or to its parent AEP for its general corporate purposes. This authority would not be used to fund the Utility Money Pool. AEP Utilities, Inc. will not borrow from either the Utility Money Pool or the Nonutility Money Pool.

8.6. Credit Enhancement

      Applicants may obtain credit enhancement for the securities covered by this Application, which could include insurance, a letter of credit or a liquidity facility. The Applicants anticipate they may be required to provide credit enhancement if they were to issue floating rate securities, whereas credit enhancement would be a purely economic decision for fixed rate securities. The Applicants anticipate that even though they would be required to pay a premium or fee to obtain the credit enhancement, they would realize a net benefit through a reduced interest rate on the new securities. Applicants will obtain credit enhancement only if it is economically beneficial to do so taking into consideration fees required to obtain the product.

E. Hedging Transactions

      Interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to the limitations and restrictions set forth herein, would be entered into in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

      Interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges") and subject to certain limitations and restrictions as set forth herein would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants may decide to lock in interest rates and/or limit its exposure to interest rate increases. Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. The Applicants will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions.

F. Authority to Form Financing Subsidiaries

      AEP and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of AEP and the Subsidiaries through the issuance of long-term debt, or Preferred Securities, to third parties and the transfer of the proceeds of such financings to AEP or other Subsidiaries. See also Section H.2 below. AEP and the Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the transfer of financing proceeds by a Financing Subsidiary to its parent company. The terms of the Subordinated Notes would be designed to parallel the terms of the security issued by any Financing Subsidiary debt to which the Subordinated Notes relate. The principal amount, maturity and interest rate on any such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued.

      The amount of securities issued by any Financing Subsidiary to third parties pursuant to the authorization requested herein will be included in the overall external financing limitation, if any, authorized for the parent company of such Financing Subsidiary. However, the amount of Subordinated Notes issued by a parent company to its Financing Subsidiary will not be counted against such external financing limitation.

      AEP or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities. However, to avoid double counting, the guarantees of securities issued by Financing Subsidiaries shall not be counted against the limitation on AEP Guarantees and Subsidiary Guarantees set forth below.

G. Guarantee of Indebtedness/Obligations

      The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. AEP requests authorization herein directly or indirectly through one or more Financing Subsidiaries to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to debt securities or other contractual obligations of any Subsidiary from time to time through the Authorization Period on behalf of any of its direct or indirect Subsidiaries up to $5 billion, provided however, that the amount of any parent guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)1) or Rule 58(a)(i), as applicable. AEP also requests authority to guarantee the performance obligations of its direct or indirect Subsidiaries as may be appropriate or necessary to enable the Subsidiaries to carry on the ordinary course of their businesses.

      AEP Utilities seeks authority to provide guarantees and other credit support with respect to its direct or indirect subsidiaries in an amount not to exceed $1,000,000,000 outstanding at any one time.

      The Public Utility Subsidiaries seeks authorization to enter into guarantees and other credit support with respect to obligations of each of its subsidiaries in an aggregate amount not to exceed $125,000,000 outstanding at any one time. Kentucky requests the Commission to reserve jurisdiction over the issuance of any guarantees pending receipt of a necessary order from the Kentucky Public Service Commission.

      Nonutility Subsidiaries also request authority for each Nonutility Subsidiary to provide guarantees of indebtedness or contractual obligations and other forms of credit support to other nonutility subsidiaries in an aggregate principal amount not to exceed an aggregate of $2 billion outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of Nonutility Subsidiary guarantees in respect of obligations of any Rule 58 companies shall remain subject to the limitations of Rule 58(a)(i).

      Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries or associate companies which are not capable of exact quantification. In such cases, AEP will determine the exposure of the instrument for purposes of measuring compliance with the total guarantee limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. With regard to financial guarantees, the terms of the securities of the Subsidiaries or associate companies for which a guarantee is issued will comply with the financing parameters set forth above. If appropriate, these estimates will be made in accord with GAAP and these estimates will be re-evaluated periodically.

      AEP or a Subsidiary issuing a guarantee, as the case may be, proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the costs, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding. Any guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

      The aggregate amount of the guarantees will not exceed $8.125 billion (not taking into account obligations exempt pursuant to Rule 45 and under other outstanding commission orders.

H. Continuation of Money Pools; Financing Subsidiaries; Addition of Participants to Nonutility Money Pool; Addition to Utility Money Pool

      1.    Background and Request

      By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized CSW (now AEP Utilities), to establish and utilize a system money pool, the CSW Money Pool, to coordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., HCAR No. 26697 (Mar. 28, 1997, 70-8557) HCAR No. 24855 (April 5, 1989, 70-7643), HCAR No.
26254 (March 21, 1995, 70-8557), HCAR No. 26854 (Apr. 3, 1998, 70-8557).

      In its Order dated June 14, 2000 in File 70-9381 (HCAR No. 27186), the Commission authorized AEP to continue the Money Pool and to add its utility subsidiaries and certain other subsidiaries(2) as participants in the AEP System Money Pool and established borrowing limits for all Participants. A copy of the Utility Money Pool Agreement is attached hereto as Exhibit C-1.
____________________
[Footnote 2]
    The additionalsubsidiaries are Cedar Coal Co., Central Appalachian Coal Co., Central Coal Co., Colomet, Inc., Simco, Inc., Southern Appalachian Coal Co., Blackhawk Coal Co., Conesville Coal Preparation Company, Franklin Real Estate Company, and Indiana Franklin Realty, Inc.[End Footnote]

      By Order dated December 18, 2002 (HCAR No. 35-27623), AEP was authorized to form a Nonutility Money Pool on substantially the same terms as the Utility Money Pool. The list of current participants in the Nonutility Money Pool is set forth on Exhibit A hereto. A copy of the Nonutility Money Pool Agreement is attached hereto as Exhibit C-2.

      AEP and the participants in each of the Money Pools ("Participants") hereby request authorization to continue to participate in the Money Pools as set forth in this Application during the Authorization Period. Each Participant in either the Utility Money Pool or the Nonutility Money Pool makes unsecured short-term borrowings from its applicable Money Pool, contributes surplus funds to its applicable Money Pool and lends to and or extends credit to other Participants in its applicable Money Pool.

      From the date of any Order issued in this File, EWG's and FUCO's will only be lenders to, not borrowers from, the Nonutility Money Pool.

      The following EWG's and/or FUCO's have repaid outstanding loans from the Nonutility Money Pool:

            Company                            Amount Borrowed
            AEP Desert Sky LP, LLC             $ 19,784,355
            AEP Delaware Investment Co.        $        883
            AEP Energy Services Ltd (UK)       $350,616,061

      The repayment will be reported on the appropriate Quarterly Rule 24
Report.

      Current Operations. All short-term borrowing needs of the Participants may be met by funds in the Money Pools to the extent such funds are available. Each Participant shall have the right to borrow from the respective Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth in orders of this Commission; provided, however, that the aggregate amount of all loans requested by any Participant approved hereunder shall not exceed the applicable borrowing limits set forth in orders of the Commission and other regulatory authorities, and agreements binding upon such Participant. No Participant shall be obligated to borrow from any Money Pool if lower cost funds can be obtained from its own external borrowing. Neither AEP nor AEP Utilities will borrow funds from either of the Money Pools or any Participant. No funds from the Utility Money Pool or Nonutility Money Pool will be invested in EWG's or FUCO's or exempt telecommunication companies.

      AEPSC, a Rule 88 subsidiary service company, acts as administrative agent of the Money Pools. AEPSC will administer the Money Pools on an "at cost" basis and will maintain separate records for each Money Pool. Each Participant, any Financing Subsidiary and AEP determine the amount of funds it has available for contribution to the Money Pools. The determination of whether a Participant or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Participant's treasurer, any assistant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Participant's sole discretion. Each Participant may withdraw any of its funds at any time upon notice to AEPSC.

      Each Participant may borrow from the Utility Money Pool to the extent of its Borrowing Limits for short-term debt.

      Participants in the Nonutility Money Pool will not engage in lending and borrowing transactions with Participants in the Utility Money Pool. Neither Money Pool will borrow from the other Money Pool.

      Sources of Funds. The Money Pools are composed from time to time of funds from the following sources: (i) surplus funds of any of the Participants; (ii) surplus funds of AEP; or (iii) short-term borrowings by AEP, any Money Pool Financing Subsidiary or, in the case of the Utility Money Pool, AEP Utilities, Inc. All debt issued in connection with the Money Pools will be unsecured. AEP funds made available to the Money Pools will be used first to fund the Utility Money Pool and thereafter to fund the Nonutility Money Pool.

      2.    Financing Subsidiaries.

      Currently, the Utility Money Pool is funded by AEP through a commercial paper program. AEP Utilities and the Public Utility Participants in the Utility Money Pool are also authorized to fund the Utility Money Pool through the issuance of short-term debt. Currently AEP funds the Nonutility Money Pool.

      AEP proposes to create two Financing Subsidiaries: AEP Utility Funding LLC ("AEP UF") to fund the Utility Money Pool and a separate subsidiary AEP Non-Utility Funding LLC ("AEP-NUF") to fund the Nonutility Money Pool. AEP UF and AEP-NUF will each be a limited liability corporate subsidiary of AEP formed under the Delaware law. AEP UF and AEP-NUF will have separate bank accounts for the separate money pool it funds. Any funds transferred to the money pools will flow through these separate bank accounts.

      AEP is modifying its corporate borrowing program to more fully separate the operations of the Utility Money Pool and the Nonutility Money Pool to further assure that there can be no cross-subsidization. This new structure will facilitate a separate external borrowing program for the Utility Money Pool.

      The formation of a similar subsidiary to issue commercial paper for the benefit of other subsidiaries was granted to Southern Company in HCAR Release No. 35-27273 in File No. 70-9631.

      AEP UF may obtain funds from external sources or from AEP or AEP Utilities. It is anticipated that AEP UF will have the ability to establish an external commercial paper program supported by the Public Utility Subsidiaries and should therefore obtain a higher credit rating than the current program has. AEP's current credit rating for commercial paper is A2/P3/F2 - and it is anticipated that AEP UF should initially be rated A2/P2/F2. This will result in lower financing costs depending on market conditions.

      When AEP UF directly issues commercial paper to dealers to fund the Utility Money Pool, each Public Utility Subsidiary that borrows from AEP UF must maintain comparable debt ratings to AEP UF and maintain requisite backup facilities with one or more financial institutions. Each Public Utility Subsidiary will pay all liabilities incurred by AEP UF relating to the offer and sale of the commercial paper the proceeds of which were used to make loans to that Public Utility Subsidiary and its pro rata share of other expenses and administrative costs of AEP UF in connection with its funding of the Utility Money Pool. No Public Utility Subsidiary will be liable for the borrowings of any other affiliate under the Money Pool. The proceeds from the borrowings of AEP UF will be used to repay its borrowings or be invested to continue funding the Utility Money Pool. The proceeds of borrowings by AEP UF will not be loaned to AEP. A copy of the proposed form of Amended and Restated Utility Money Pool Agreement is attached as Exhibit C-3.

      AEP UF and AEP-NUF would be solely financial conduits. They will not have any business purpose other than to fund the Money Pools. Commission approval will be sought if other types of transactions are contemplated.

      AEP will continue to fund the Nonutility Money Pool with the sale of commercial paper. If it is determined that AEP can borrow money at a cheaper rate than that obtained by AEP UF, then AEP will borrow to fund the Utility Money Pool. As stated above, AEP funds made available to both Money Pools will be used first to fund the Utility Money Pool and thereafter to fund the Nonutility Money Pool. The proposed form of Amended and Restated Nonutility Money Pool is attached as Exhibit C-4 hereto.

      AEPSC administers the Money Pools by matching up, to the extent possible, short-term cash surpluses and loan requirements of AEP and the various Participants. Participants' requests for short-term loans are met first from surplus funds of other Participants which are available to the applicable Money Pool. To the extent that Participant contributions of surplus funds to the applicable Money Pool are insufficient to meet Participant requests for short-term loans, AEP may contribute surplus corporate funds to the extent available or borrowings may be made from external sources.

      Funds which are loaned from Participants into the applicable Money Pool which are not required to satisfy borrowing needs of other Participants will be invested on the behalf of the respective Money Pool in one or more short-term instruments, including (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; (viii) short-term debt securities rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; (ix) short-term debt securities issued or guaranteed by an entity rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; and (x) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

      Use of Proceeds. The Money Pools make funds available to Participants for the interim financing of their capital expenditure programs and their other working capital needs and to repay previous borrowings incurred for such purposes. External borrowings by AEP, AEP Utilities, Inc., AEP UF or AEP-NUF will not be made unless there are no surplus funds in the treasuries of the Participants sufficient to meet borrowing needs. However, no loan must be made by AEP or AEP Utilities, Inc., AEP UF or AEP-NUF if the borrowing Participant company could borrow more cheaply directly from banks or through the sale of its own commercial paper. Each Participant will borrow pro rata from each funding source in the same proportion that the amount of funds provided by that funding source bears to the total amount of short-term funds available to that Money Pool.

      Interest Rate. The interest rate applicable on any day to then outstanding loans through the Money Pools will be the composite weighted average daily effective cost incurred by AEP, AEP Utilities, Inc., or AEP UF or AEP-NUF for short-term borrowings from external sources for that Money Pool. If there are no borrowings outstanding then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "A2/P2" Non Financial Commercial Paper Composite Rate ("Composite"), or if no composite is established for that day then the applicable rate will be the Composite for the next preceding day for which the Composite is established.

      If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had external borrowings.

      Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the applicable Money Pool may be prepaid by the borrower without premium or penalty.

      If the Money Pool is in an invested position, interest income related to external investments will be calculated daily and allocated back to Participants on the basis of their relative contribution to the investment pool funds on that date.

      3.    Addition of Participants to Nonutility Money Pool.

      The direct and indirect subsidiaries of AEP set forth on p. 4 of this Application hereby seek authority to become additional participants in the Nonutility Money Pool. AEP requests reservation of jurisdiction over addition of participants to either of the Money Pools.

      4.    Addition of Dolet Hills Lignite Company, LLC to Utility Money Pool.

      Dolet Hills Lignite Company, LLC, a subsidiary of SWEPCO, currently a participant in the Nonutility Money Pool, seeks to become a participant in the Utility Money Pool because it is a mining company similar to the other mining companies which are currently Utility Money Pool Participants. It would no longer be a participant in the Nonutility Money Pool.

I.    Payments of Dividends out of Capital or Unearned Surplus

      Section 12 of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of capital or unearned surplus except pursuant to an order of the Commission. AEP and the Nonutility Subsidiaries hereby request authority for the direct and indirect Nonutility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law, provided, however, that without further approval of the Commission, no Nonutility Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary derives any material part of its revenues from the sale of goods, services or electricity to any Public Utility Subsidiary. In addition, the Nonutility Subsidiary will not declare any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of assets; (ii) has engaged in a reorganization; and/or (iii) is returning capital to an associate company.

J.    Summary of Requests for Authority

      1) Applicants in this file request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing until March 31, 2007 ("Authorization Period") unless otherwise provided;

      2) AEP seeks authority to increase its capitalization by issuing and selling from time to time during the Authorization Period (i) directly, additional Common Stock or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, and Preferred Stock, (ii) indirectly through one or more Financing Subsidiaries, other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"),(iii)directly or indirectly through one or more Financing Subsidiaries new long-term debt securities having maturities of one year or more up to 50 years ("Long Term Debt"), in an amount up to $3 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where AEP's capitalization is not increased as a result thereof or and excluding securities otherwise authorized or exempt);

      3) AEP seeks to issue, directly or indirectly through one or more Financing Subsidiaries, commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year, which maturities may be subject to extension to a final maturity not to exceed 390 days ("Short-term Debt") in an aggregate amount not to exceed $7.2 billion to fund the AEP Money Pools and for its own requirements.

      4) Kingsport, SWEPCO, TCC, TNC and Wheeling seek authority to issue secured or unsecured long-term debt in an amount not to exceed $50 million, $600 million, $600 million, $250 million and $50 million, respectively, excluding securities issued for refunding or replacing other outstanding securities where the Public Utility Subsidiary's capitalization is not increased as a result thereof, including the issuance of long-term debt to AEP, and to enter into hedging transactions.

      5) AEP and its Subsidiaries seek authority to enter into and perform interest rate hedging transactions to manage the volatility of interest rates associated with outstanding indebtedness and anticipated debt offerings.

      6) AEP and the Public Utility Subsidiaries seek authority to issue the short-term debt to the extent of the borrowing limits set forth below for Public Utility Subsidiaries through the AEP Utility Money Pool, external borrowings or borrowings from AEP or from a Financing Subsidiary.

      7) The following Public Utility Subsidiaries seek authority to refund and reissue currently outstanding pollution control revenue refunding bonds as follows: TCC $450,000,000, TNC $45,000,000, and SWEPCO $185,000,000.

      8) AEP Utilities, Inc., a registered holding company, seeks authority to borrow Short-Term Debt in an amount up to $100,000,000 from external sources or from its parent AEP for its general corporate purposes.

      9) AEP and the Subsidiaries seek authority to (i) acquire, directly or indirectly, the equity securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of authorized and exempt activities of the Applicants through the issuance of long-term debt, short-term debt, preferred securities and other equity securities to third parties and to provide guarantees and enter into expense agreements with respect to the securities or other obligations of Financing Subsidiaries. Financing Subsidiaries are authorized to transfer proceeds of any financing to their respective parent companies. Financing Subsidiaries will, among other things, be authorized to fund the AEP Money Pools.

      10) AEP and participants in the Money Pools seek authority to continue the Utility Money Pool and the Nonutility Money Pool during the Authorization Period; to fund the Utility Money Pools through AEP UF and the Nonutility Money Pool through AEP-NUF with separate Financing Subsidiaries; to add certain additional nonutility subsidiaries to the Nonutility Money Pool; and to add Dolet Hills Lignite Company, LLC currently a participant in the Nonutility Money Pool to the Utility Money Pool.

      11) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $8.125 billion outstanding at any time in exposure as more fully described below; and

      12) AEP and its Nonutility Subsidiaries request authorization for the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus as set forth on the application.

K.    Compliance with Rule 54

      The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At March 31, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.683 billion, or about 86.4% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004 ($1.947 billion).

      With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended March 31, 2004 was $1.947 billion, or a decrease of approximately 22.7% from the company's average consolidated retained earnings for the four quarterly periods ended March 31, 2004 of $2.519 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of March 31, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic QFs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Public Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of March 31, 2004, AEP's consolidated capitalization consisted of 63.2% debt, 36.8% common and preferred equity (consisting of common stock representing 36.2% and $133 million principal amount of preferred stock representing 0.6%).

      None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

      The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the Public Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of March 31, 2004, S&P's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

Reporting

      AEP and the Participants will report quarterly to the Commission pursuant to Rule 24 under the Act within 60 days after the end of each calendar quarter. Each certificate will set forth the following information:

1. The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the Authority;

2. Amount and terms of any Long-Term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP;

3. The amount and terms of any long-term debt issued by Kingsport, SWEPCO, TCC, TNC or Wheeling issued pursuant to this authority;

4. The amount and terms of any pollution control refinancing issued pursuant to this Order;

5. If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee;

6. The amount and terms of any short-term debt issued by AEP, AEP Utilities, AEP UF or AEP-NUF or any of the Public Utility Subsidiaries during the quarter;

7. The notional amount and principal terms of any hedge instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

8. Identification of any investments in any new EWG or FUCO counting against the $150,000,000 limit for such investments;

9. The name, parent company and the amount invested in any financing entity during the quarter;

10. A table showing at the end of each quarter a capitalization chart for AEP and each of the Public Utility Subsidiaries similar to the table attached as Exhibit B hereto;

11. With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans;

12. Upon the formation of any Financing Subsidiary to fund any Money Pool, a statement showing the name and date of formation of the Financing Subsidiary, to be supplied in the next Report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs;

13. A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing;

14. The date, amount and payee of dividends out of capital or unearned surplus paid by any Nonutility Subsidiary;

15. If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

16. If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

17. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP that has engaged in jurisdictional financing transactions during the quarter;

18. A retained earnings analysis of AEP on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;

19. Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.


ITEM 2.     Fees, Commissions and Expenses.

      The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

ITEM 3.     Applicable Statutory Provisions.

      Sections 6(a), 7, 9(a), 10 and 12 and Rules 43, 45 and 46 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4.     Regulatory Approval.

      No state or federal regulatory authority, other than as described below, has jurisdiction over the proposed transactions. The Virginia State Corporation Commission ("VSCC") and the West Virginia Public Service Commission ("WVPSC") have jurisdiction over the organization of a Financing Subsidiary to provide services or funds for Appalachian or Wheeling. The VSCC and the WVPSC have approved the participation of Appalachian and Wheeling in the Utility Money Pool. Applications are being filed with VSCC and WVPSC for authority to amend the Utility Money Pool Agreement and to authorize Appalachian and Wheeling to enter into affiliate transactions (including loans) with the Utility Money Pool Financing Subsidiary. Appalachian and Wheeling request that the Commission reserve jurisdiction over (i) the acquisition of securities by Appalachian and Wheeling of the Utility Money Pool Financing Subsidiary, or (ii) the acquisition of any securities by Appalachian and Wheeling of their respective wholly-owned Financing Subsidiaries pending receipt of appropriate orders from the VSCC and/or WVPSC. If a state commission provides that an affiliate contract may be disapproved if, after hearing, it is found not to be in the public interest, then the Applicant shall file with the SEC any order issued by the state commission. The Kentucky Public Service Commission has jurisdiction over certain guarantees issued by Kentucky. Kentucky requests the Commission to reserve jurisdiction over the issuance of any guarantees pending receipt of a necessary order from the Kentucky Public Service Commission.

ITEM 5.     PROCEDURE.

      The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than May 14, 2004 in order to accommodate the financing needs of the Company. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.     Exhibits and Financial Statements.

            A. Exhibits.

               A    -  List of current Nonutility Money Pool Participants

               B    -  Table of Equity Debt Ratios.

               C-1  -  Copy of AEP System Utility Money Pool Agreement.

               C-2  -  Copy of AEP System Nonutility Money Pool Agreement
                       dated as of December 18, 2002.

               C-3  -  Proposed Form of Amended and Restated Utility Money Pool
                       Agreement.

               C-4  -  Proposed Form of Amended and Restated NonUtility Money
                       Pool Agreement.

               D    -  Inapplicable.

               E    -  Opinion of Counsel.

               F    -  Form of Federal Register Notice.

               G    -  Projected cash flow summary of AEP Consolidated for
                       years 2004-06 (filed confidentially by amendment pursuant to Rule 104).

            B. Financial Statements.

        Consolidated balance sheet and statements of income and cash flows of AEP at December 31, 2003 are incorporated herein by reference to AEP's Form 10-K for the period ended December 31, 2003, File No. 1-3525).

ITEM 7.     Information as to Environmental Effects.

      None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.



                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             AEP GENERATING COMPANY
                            AEP TEXAS CENTRAL COMPANY
                             AEP TEXAS NORTH COMPANY
                            APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             WHEELING POWER COMPANY
                             AEP ACQUISITION, L.L.C.
                                 AEP COAL, INC.
                             AEP COAL MARKETING, LLC
                            AEP COMMUNICATIONS, INC.
                             AEP COMMUNICATIONS, LLC
                         AEP DELAWARE INVESTMENT COMPANY
                       AEP DELAWARE INVESTMENT COMPANY II
                       AEP DELAWARE INVESTMENT COMPANY III
                                 AEP EMTECH, LLC
                          AEP EMISSIONS MARKETING, LLC
                     AEP ENERGY SERVICES GAS HOLDING COMPANY
                      AEP ENERGY SERVICES INVESTMENTS, INC.
                           AEP ENERGY SERVICES LIMITED
                    AEP ENERGY SERVICES UK GENERATION LIMITED
                            AEP ENERGY SERVICES, INC.
                             AEP FIBER VENTURE, LLC
                              AEP GAS MARKETING LP
                              AEP GAS POWER GP, LLC
                       AEP HOUSTON PIPE LINE COMPANY, LLC
                              AEP INVESTMENTS, INC.
                           AEP OHIO RETAIL ENERGY, LLC
                               AEP PRO SERV, INC.
                               AEP RESOURCES, INC.
                AEP TEXAS COMMERCIAL & INDUSTRIAL RETAIL GP, LLC
          AEP TEXAS COMMERCIAL & INDUSTRIAL RETAIL LIMITED PARTNERSHIP
                             AEP TEXAS POLR GP, LLC
                                 AEPR OHIO, LLC
                             BLACKHAWK COAL COMPANY
                             C3 COMMUNICATIONS, INC.
                C3 NETWORKS & COMMUNICATIONS LIMITED PARTNERSHIP
                             C3 NETWORKS GP, L.L.C.
                         C3 NETWORKS LIMITED PARTNERSHIP
                                CSW ENERGY, INC.
                             CSW INTERNATIONAL, INC.
                               CEDAR COAL COMPANY
                        CENTRAL APPALACHIAN COAL COMPANY
                              CENTRAL COAL COMPANY
                                  COLOMET, INC.
                       CONESVILLE COAL PREPARATION COMPANY
                        DOLET HILLS LIGNITE COMPANY, LLC
                          FRANKLIN REAL ESTATE COMPANY
                                   HPL GP, LLC
                          HOUSTON PIPE LINE COMPANY, LP
                          INDIANA FRANKLIN REALTY, INC.
                      JEFFERSON ISLAND STORAGE & HUB L.L.C.
                              MUTUAL ENERGY L.L.C.
                                POLR POWER, L.P.
                                   SIMCO, INC.
                        SOUTHERN APPALACHIAN COAL COMPANY
                          UNITED SCIENCES TESTING, INC.
                             VENTURES LEASE CO., LLC

                              By:  /s/ Stephen P. Smith
                                   Treasurer of all the above-listed companies.
Dated: June 30, 2004
                                        -and-

                             CSW DEVELOPMENT-I, INC.
                              CSW FT. LUPTON, INC.
                               CSW MULBERRY, INC.
                              CSW MULBERRY II, INC.
                                CSW ORANGE, INC.
                               CSW ORANGE II, INC.
                            CSW POWER MARKETING, INC.
                        CSW SERVICES INTERNATIONAL, INC.
                              CSW SWEENY GP I, INC.
                             CSW SWEENY GP II, INC.
                              CSW SWEENY LP I, INC.
                             CSW SWEENY LP II, INC.
                           NEWGULF POWER VENTURE, INC.
                              NOAH I POWER GP, INC.

                              By:  /s/ Wendy G. Hargus
                                   Treasurer of all the above-listed companies.
Dated: June 30, 2004
                                        -and-

                             AEP C & I COMPANY, LLC
                             AEP DESERT SKY GP, LLC
                             AEP DESERT SKY LP, LLC
                            AEP DESERT SKY LP II, LLC
                              AEP T&D SERVICES, LLC
                               AEP TEXAS POLR, LLC
                                AEP WIND GP, LLC
                              AEP WIND HOLDING, LLC
                                AEP WIND LP, LLC
                               AEP WIND LP II, LLC
                               HPL HOLDINGS, INC.
                                 REP HOLDCO, LCC
                           REP GENERAL PARTNER, L.L.C.

                              By:  /s/ Stephen P. Smith
                                   Treasurer of all the above-listed companies.
Dated: June 30, 2004
                                        -and-

                                 AEP ELMWOOD LLC
                                  AEP MEMCO LLC
                            AEP POWER MARKETING, INC.
                               AEP UTILITIES, INC.
                            CSW ENERGY SERVICES, INC.

                              By:  /s/ Stephen P. Smith
                              Treasurer of all the
                                    above-listed companies.
Dated: June 30, 2004
                                        -and-

                               AEP HOLDINGS I C.V.


                                 By: AEP Delaware Investment Company III
                                 Its: Managing Partner

                                 By:  /s/ Stephen P. Smith
                                      Treasurer of
                                      AEP DELAWARE INVESTMENT COMPANY III
Dated: June 30, 2004

                                        -and-

                              AEP HOLDINGS II C.V.


                              By: AEP Delaware Investment Company II
                              Its: Managing Partner

                              By:  /s/ Stephen P. Smith
                                   Treasurer of
                                   AEP DELAWARE INVESTMENT COMPANY II
Dated: June 30, 2004

                                        -and-


                            MUTUAL ENERGY SWEPCO L.P.

                              By:   REP Holdco, LLC
                              Its:  Managing Partner

                              By:  /s/ Stephen P. Smith
                                   Treasurer of REP HOLDCO, LLC
Dated: June 30, 2004

                                        -and-

                              TRENT WIND FARM, L.P.


                              By:   AEP Wind LP II, LLC
                              Its:  Managing Partner

                              By:  /s/ Stephen P. Smith
                                   Treasurer of AEP WIND LP II, LLC
Dated: June 30, 2004

                                                                      Exhibit A
                       NONUTILITY MONEY POOL PARTICIPANTS

      The entities that are currently participants in the Nonutility Money Pool and Applicants to this Filing ("Nonutility Money Pool Participants") are listed below.(3)


Entity                            Description                     Authorization

AEP Coal, Inc.                    Coal Mining Operations in Midwest     Rule 58
AEP Power Marketing, Inc.         Power Marketing                 Rule 58/Order
AEP Pro Serv, Inc.                Professional Services for               Order
                                  industrial and energy
                                  customers
AEP Texas Commercial & Industrial Gas and electric retail               Rule 58
Retail Limited Partnership        marketing
AEP T&D Services, LLC             Professional Services for             Rule 58
                                  transmission and distribution
AEP C & I Company, LLC            Gas and electric commercial           Rule 58
                                  and industrial retail marketing
AEP Gas Power GP, LLC             Gas and electric commercial           Rule 58
                                  and industrial retail marketing
AEP Texas Commercial & Industrial Gas and electric commercial           Rule 58
Retail GP, LLC                    and industrial retail marketing
AEP Communications, Inc.          Telecom and fiber optics company          ETC
AEP Communications, LLC           Telecom and fiber optics company          ETC
C3 Networks GP, L.L.C.            Telecom and fiber optics company          ETC
C3 Networks Limited Partnership   Telecom and fiber optics company          ETC
C3 Networks & Communications      Telecom and fiber optics company          ETC
Limited Partnership
AEP Fiber Venture, LLC            Telecom and fiber optics company          ETC
C3 Communications, Inc.           Telecom and fiber optics company          ETC
AEP Energy Services, Inc.         Energy trading operations             Rule 58
AEP EmTech, LLC                   Owns and manages                      Rule 58
                                  intellectual property
AEP Investments, Inc.             Owns and manages                        Order
                                  intellectual property
Ventures Lease Co., LLC           100% owned by AEP Resources             Order
AEP Resources, Inc.               Service company                         Order
AEP Delaware Investment Company     1% owner of AEP holdings            FUCO/PP
AEP Delaware Investment Company II  Holding company                     FUCO/PP
AEP Delaware Investment Company III Energy management                   FUCO/PP
AEP MEMCO LLC                       Barge operations                      Order
AEP Elmwood LLC                     Barge maintenance                     Order
Entity                              Description                   Authorization
United Sciences Testing, Inc.       Emissions testing systems           Rule 58
AEP Energy Services Gas Holding Company  Gas marketing                    Order
Jefferson Island Storage & Hub L.L.C.    Gas marketing                    Order
AEP Acquisition, L.L.C.                  Gas marketing                    Order
AEP Energy Services Investments, Inc.    Gas marketing                    Order
Houston Pipe Line Company, LP            Gas pipeline                     Order
AEP Gas Marketing LP                     Gas marketing                    Order
HPL Holdings, Inc.                       Gas marketing                    Order
CSW International, Inc.                  International holding company    Order
AEP Holdings I CV                        Holding company                FUCO/PP
AEP Holdings II CV                       Holding company                FUCO/PP
AEP Energy Services UK Generation        European power generation      FUCO/PP
Limited
AEP Energy Services Limited              European trading operations    FUCO/PP
CSW Energy, Inc.                         Domestic IPP's                   Order
CSW Power Marketing, Inc.                Power marketing                Rule 58
CSW Ft. Lupton, Inc.                     Power plant operations         Rule 58
Newgulf Power Venture, Inc.              Power plant operations             EWG
CSW Development-I, Inc.                  Power plant operations         Rule 58
CSW Energy Services, Inc.                Energy Marketer                Rule 58
Mutual Energy SWEPCO L.P.                Retail electric provider       Rule 58
REP Holdco, LLC                          Retail electric provider       Rule 58
REP General Partner L.L.C.               Retail electric provider       Rule 58
AEP Ohio Retail Energy, LLC              Retail electric provider       Rule 58
Mutual Energy L.L.C.                     Retail electric provider       Rule 58
AEP Texas POLR, LLC (formerly AEP Texas  Retail electric provider of    Rule 58
Retail GP, LLC)                          last resort
POLR Power, L.P.                         Retail electric provider of    Rule 58
                                         last resort
Dolet Hills Lignite Company, LLC         Coal mining operations in      Rule 58
                                         Louisiana
AEP Desert Sky GP, LLC                   Wind generation operations         EWG
AEP Desert Sky LP, LLC                   Wind generation operations         EWG

_______________________
[Footnote 3]
The following participants in the Nonutility Money Pool although authorized are no longer participants because they have been removed, dissolved or sold:
AEP Retail Energy LLC, AEP Credit, Inc., Industry and Energy Associates LLC, AEP Gas Power Systems, LLC, AEP Retail Energy LLC, AEP Resource Services LLC, Mid-Texas Pipeline Company, Eastex Cogeneration LP, CSW Eastex LP I Inc., Enershop, Mutual Energy CPL LP, Mutual Energy WTU LP, Mutual Energy Service Co., LLC, AEP Ohio Commercial & Industrial Retail Company LLC, Universal Supercapacitors, LIG, Inc., LIG Pipeline Company, Tuscaloosa Pipeline Company, LIG Liquids Company, L.L.C., Louisiana Intrastate Gas Company, L.L.C., LIG Chemical Company, NGLE Project Management Company Limited, NGLE International, Limited, NGLE Pushan Power, LDC. [End Footnote]

                                                                      Exhibit B


                                                           Money Pool Rule 24 Report
                            Capitalization data for AEP and each of the Utility Subsidiaries as of March 31, 2004.


                                                               CAPITALIZATION STRUCTURE
                                                                    (as of 3/31/04)

             Company              Common Equity     Preferred Stock      Long-Term Debt**     Short-Term Debt  Total Capitalization
                                -----------------  -----------------   -------------------   ----------------  --------------------
        ($ in thousands)         Amount       %     Amount       %      Amount         %      Amount      %      Amount         %
   ---------------------------   ------      ---    ------      ---     ------        ---     ------     ---     ------        ---
American Electric Power
 Company, Inc                   8,070,436   36.2%  132,598      0.6%   13,767,060    61.7%   325,638     1.5%   22,295,732   100.0%

AEP Generating
 Company                           46,440   42.6%        0      0.0%       44,813    41.1%    17,745    16.3%      108,999   100.0%

AEP Texas
 Central Company                1,197,837   34.6%    5,940      0.2%    2,261,862    65.3%         0     0.0%    3,465,639   100.0%

AEP Texas
 North Company                    244,592   42.2%    2,357      0.4%      332,748    57.4%         0     0.0%      579,697   100.0%

Appalachian
 Power Company                  1,373,259   42.4%   23,144      0.7%    1,824,723    56.4%    16,566     0.5%    3,237,692   100.0%

Columbus Southern
 Power Company                    909,426   50.3%        0      0.0%      897,643    49.7%         0     0.0%    1,807,069   100.0%

Indiana Michigan
 Power Company                  1,088,600   43.6%   69,546      2.8%    1,340,101    53.6%         0     0.0%    2,498,247   100.0%

Kentucky Power
 Company                          321,624   38.8%        0      0.0%      507,625    61.2%         0     0.0%      829,249   100.0%

Kingsport Power
 Company                           26,115   54.2%        0      0.0%       20,000    41.5%     2,037     4.2%       48,152   100.0%

Ohio Power
 Company                        1,479,765   41.4%   21,645      0.6%    2,049,509    57.3%    26,572     0.7%    3,577,490   100.0%

Public Service Company
 of Oklahoma                      464,477   42.5%    5,267      0.5%      574,334    52.6%    47,642     4.4%    1,091,720   100.0%

Southwestern Electric
 Power Company                    708,811   44.2%    4,700      0.3%      855,374    53.3%    36,268     2.3%    1,605,152   100.0%

Wheeling Power
 Company                           35,735  100.0%        0      0.0%            0     0.0%         0     0.0%       35,735   100.0%


* Preferred stock includes $133 preferred stocks.
** LT Debt includes:
   **Trust Preferred Stock $254
   **Equity Unit Senior Notes $361
   **Securitization Bond $717
   **Subone $525
   **Dow $516
   **JMG $401
   **LT Debt due within 1-year $1,904

                                                                    Exhibit C-1
                                   AEP SYSTEM
                              MONEY POOL AGREEMENT


      This MONEY POOL AGREEMENT ("Agreement") is made and entered into this 18th day of January, 2001 by and among American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its direct or indirect subsidiaries, each of which are signatories hereto, or which subsequently become signatories hereto and agree to abide by the terms herein (each direct or indirect subsidiary, a "Party" and collectively, the "Parties").

      WHEREAS, the Parties from time to time have need to borrow funds on a short-term basis; and

      WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

      WHEREAS, AEP and the Parties desire to establish a pool (the "Money Pool") to coordinate and provide for certain of the Parties' short-term cash requirements;

      NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties and AEP hereto agree as follows:


                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

Section 1.1.  Contributions to the Money Pool.

      American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Money Pool. Each Party and AEP will determine from time to time, the amount of funds it has available for contribution to the Money Pool. The determination of whether a Party or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Party's treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.


      Section 1.2  Rights to Borrow.

      (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Parties may be met by funds in the Money Pool to the extent such funds are available. Each Party shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Party may request loans from the Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties and AEP; provided, however, that the aggregate amount of all loans requested by any Party hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Party's shareholders and Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Party shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing.

      (b) AEP will not borrow funds from the Money Pool or any Party.

      Section 1.3  Source of Funds.

      (a) Funds will be available through the Money Pool from the following sources for use by the Parties from time to time: (i) surplus funds in the treasuries of the Parties; (ii) surplus funds in the treasury of AEP; and (iii) external borrowings by AEP from the sale of commercial paper notes and/or other instruments authorized by the SEC, and/or bank borrowings ("External Funds"), the proceeds of which would be added to AEP's treasury funds, in each case to the extent permitted by applicable laws and regulatory orders. Funds will be made available from such sources in such stated order of priority.

      (b) Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Money Pool.

      Section 1.4  Authorization.

      (a) The determination of whether a Party or AEP has at any time surplus funds to lend to the Money Pool will be made by its treasurer, or by a designee thereof.

      (b) Any loan from the Money Pool to a Party shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Money Pool if such Party determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

      Section 1.5  External Investment of Investment Pool Funds.

      Funds which are loaned from Parties into the Money Pool which are not required to satisfy borrowing needs of other Parties ("Investment Pool") will be invested by AEP on the behalf of the lending Parties in one or more short-term instruments ("External Investments").

      Section 1.6  Money Pool Interest.

      The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by AEP for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established. If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

      Section 1.7  Investment Pool Interest.

      Interest income related to External Investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Investment Pool funds on that date.

      Section 1.8  Repayment.

      Each Party receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

      Section 1.9  Form of Loans to Parties.

      Loans to the Parties through the Money Pool will be made pursuant to open-account advances, although any lending Party would at all times be entitled to receive upon demand a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.


                                   ARTICLE II
                           OPERATION OF THE MONEY POOL

      Section 2.1  Operation.

      Operation of the Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Money Pool and earnings to be applied to any loans to the Money Pool and/or Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties.

Section 2.2  Certain Costs.

      The cost of fees and/or compensating balances paid to banks to maintain credit lines will initially be allocated to the Parties and AEP on the basis of prior calendar year relative maximum non-coincidental borrowings, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum non-coincidental borrowings of the Parties and AEP.

      Section 2.3  Event of Default.

      If any Party shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Party seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Party, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.


                                   ARTICLE III
                                  MISCELLANEOUS

      Section 3.1  Amendments.

      No amendment to this Agreement shall be effective unless the same be in writing and signed by Parties thereto.

      Section 3.2  Legal Responsibility.

      Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

      Section 3.3  Governing Law.

      This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.


      IN WITNESS WHEREOF, the undersigned companies have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.


                  AMERICAN ELECTRIC POWER COMPANY, INC.
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                  AEP GENERATING COMPANY APPALACHIAN POWER COMPANY BLACKHAWK COAL COMPANY CEDAR COAL COMPANY CENTRAL APPALACHIAN COAL COMPANY CENTRAL COAL COMPANY CENTRAL OHIO COAL COMPANY CENTRAL POWER AND LIGHT COMPANY COLOMET, INC. COLUMBUS SOUTHERN POWER COMPANY CONESVILLE COAL PREPARATION COMPANY FRANKLIN REAL ESTATE COMPANY INDIANA FRANKLIN REALTY COMPANY INDIANA MICHIGAN POWER COMPANY KENTUCKY POWER COMPANY KINGSPORT POWER COMPANY OHIO POWER COMPANY PUBLIC SERVICE COMPANY OF OKLAHOMA WHEELING POWER COMPANY SIMCO INC.
                  SOUTHERN APPALACHIAN COAL COMPANY
                  SOUTHERN OHIO COAL COMPANY
                  SOUTHWESTERN ELECTRIC POWER COMPANY
                  WEST VIRGINIA POWER COMPANY
                  WEST TEXAS UTILITIES COMPANY
                  WINDSOR COAL COMPANY


                  By: /s/ Armando A. Pena
                        Treasurer of each of the above-listed companies

                                                                    EXHIBIT A


                             FORM OF MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES



___________________, 20__



      FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

      This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

      IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                                (Name of Borrower)

                                          By:   ______________________________
                                                Name:
                                                Title:


                              Principal
               Loan           Amount
Date        (Repayment)       Outstanding              Rate        Interest

                                                                    Exhibit C-2
                              AEP SYSTEM NONUTILITY
                              MONEY POOL AGREEMENT

      This NONUTILITY MONEY POOL AGREEMENT ("Agreement") is made and entered into this 18th day of December, 2002 by and among American Electric Power Company, Inc. ("AEP"), a New York corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of AEP's direct or indirect subsidiaries, each of which are signatories hereto, or which subsequently become signatories hereto and agree to abide by the terms herein (each direct or indirect subsidiary, a "Party" and collectively, the "Parties").

      WHEREAS, the Parties from time to time have need to borrow funds on a short-term basis; and

      WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

      WHEREAS, AEP and the Parties desire to establish a pool (the "Nonutility Money Pool") to coordinate and provide for certain of the Parties' short-term cash requirements;

      NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties and AEP hereto agree as follows:

                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

      Section 1.1.  Contributions to the Nonutility Money Pool.

      American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Nonutility Money Pool. Each Party and AEP will determine from time to time, the amount of funds it has available for contribution to the Nonutility Money Pool. The determination of whether a Party or AEP at any time has surplus funds, or shall lend such funds to the Nonutility Money Pool, will be made by such Party's treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.

      Section 1.2  Rights to Borrow.

      (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Parties may be met by funds in the Nonutility Money Pool to the extent such funds are available. Each Party shall have the right to borrow from the Nonutility Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Party may request loans from the Nonutility Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties and AEP; provided, however, that the aggregate amount of all loans requested by any Party hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Party's shareholders and Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Party shall be obligated to borrow from the Nonutility Money Pool if lower cost funds can be obtained from its own external borrowing.

      (b) AEP will not borrow funds from the Nonutility Money Pool or any Party.

      Section 1.3  Source of Funds.

      (a) Funds will be available through the Nonutility Money Pool from the following sources for use by the Parties from time to time: (i) surplus funds in the treasuries of the Parties; (ii) surplus funds in the treasury of AEP; and
(iii) external borrowings by AEP from the sale of commercial paper notes and/or other instruments authorized by the SEC, and/or bank borrowings ("External Funds"), the proceeds of which would be added to AEP's treasury funds, in each case to the extent permitted by applicable laws and regulatory orders. Funds will be made available from such sources in such stated order of priority.

      (b) Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Nonutility Money Pool.

      Section 1.4  Authorization.

      (a) The determination of whether a Party or AEP has at any time surplus funds to lend to the Nonutility Money Pool will be made by its treasurer, or by a designee thereof.

      (b) Any loan from the Nonutility Money Pool to a Party shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Nonutility Money Pool if such Party determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

      Section 1.5  External Investment of Nonutility Investment Pool Funds.

Funds which are loaned from Parties into the Nonutility Money Pool which are not required to satisfy borrowing needs of other Parties ("Nonutility Investment Pool") will be invested by AEP on the behalf of the lending Parties in one or more short-term instruments ("External Investments").

      Section 1.6  Nonutility Money Pool Interest.

      The interest rate applicable on any day to then outstanding loans through the Nonutility Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by AEP for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established. If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

      Section 1.7  Nonutility Investment Pool Interest.

      Interest income related to External Investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Nonutility Investment Pool funds on that date.

      Section 1.8  Repayment.

      Each Party receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool. All loans made through the Nonutility Money Pool may be prepaid by the borrower without premium or penalty.

      Section 1.9  Form of Loans to Parties.

      Loans to the Parties through the Nonutility Money Pool will be made pursuant to open-account advances, although any lending Party would at all times be entitled to receive upon demand a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.

                                   ARTICLE II
                     OPERATION OF THE NONUTILITY MONEY POOL

      Section 2.1  Operation.

      Operation of the Nonutility Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Nonutility Money Pool and earnings to be applied to any loans to the Nonutility Money Pool and/or Nonutility Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties.

      Section 2.2  Certain Costs.

      The cost of fees and/or compensating balances paid to banks to maintain credit lines will initially be allocated to the Parties and AEP on the basis of prior calendar year relative maximum non-coincidental borrowings, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum non-coincidental borrowings of the Parties and AEP.

      Section 2.3  Event of Default.

      If any Party shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Party seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Party, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.

                                   ARTICLE III
                                  MISCELLANEOUS

      Section 3.1  Amendments.

      No amendment to this Agreement shall be effective unless the same be in writing and signed by Parties thereto.

      Section 3.2  Legal Responsibility.

      Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

      Section 3.3  Governing Law.

      This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.


IN WITNESS WHEREOF, the undersigned companies have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.

            AMERICAN ELECTRIC POWER COMPANY, INC.
            AMERICAN ELECTRIC POWER SERVICE CORPORATION

            AEP ACQUISITION, L.L.C.
            AEP C&I COMPANY, LLC
            AEP COAL, INC.
            AEP COMMUNICATIONS,  INC.
            AEP COMMUNICATIONS, LLC
            AEP CREDIT, INC.
            AEP DELAWARE INVESTMENT COMPANY II
            AEP DELAWARE INVESTMENT COMPANY III
            AEP DESERT SKY GP, LLC
            AEP DESERT SKY LP LLC
            AEP ELMWOOD LLC
            AEP EMTECH, LLC
            AEP ENERGY SERVICES GAS HOLDING COMPANY
            AEP ENERGY SERVICES, INC.
            AEP ENERGY SERVICES INVESTMENTS, INC.
            AEP ENERGY SERVICES LIMITED
            AEP ENERGY SERVICES UK GEN LTD.
            AEP FIBER VENTURE, LLC
            AEP GAS MARKETING LP
            AEP GAS POWER GP, LLC
            AEP GAS POWER SYSTEM GP, LLC
            AEP HOLDINGS I CV
            AEP HOLDINGS II CV
            AEP INVESTMENTS, INC.
            AEP MEMCO LLC
            AEP OHIO COMMERCIAL & INDUSTRIAL RETAIL CO., LLC
            AEP OHIO RETAIL ENERGY LLC
            AEP POWER MARKETING, INC.
            AEP PRO SERV, INC.
            AEP PUSHAN POWER, LDC
            AEP RESOUCE SERVICES, LLC
            AEP RESOURCES INTERNATIONAL, LIMITED
            AEP RESOURCES PROJECT MANAGEMENT COMPANY, LTD.
            AEP RESOURCES, INC.
            AEP RETAIL ENERGY, LLC
            AEP T&D SERVICES, LLC
            AEP TEXAS COMMERCIAL & INDUSTRIAL RETAIL GP, LLC
            AEP TEXAS RETAIL GP, LLC
            C3 COMMUNICATIONS, INC.
            C3 NETWORKS & COMMUNICATIONS LP
            C3 NETWORKS GP, LLC
            C3 NETWORKS LIMITED PARTNERSHIP
            CSW DEVELOPMENT I, INC.
            CSW EASTEX LP I, INC.
            CSW ENERGY SERVICES, INC.
            CSW ENERGY, INC.
            CSW FT. LUPTON, INC.
            CSW INTERNATIONAL, INC.
            CSW POWER MARKETING, INC.
            DOLET HILLS LIGNITE COMPANY, LLC
            EASTEX COGENERATION LP
            ENERSHOP INC.
            HOUSTON PIPE LINE COMPANY LP
            HPL HOLDINGS, INC.
            INDUSTRY AND ENERGY ASSOCIATES LLC
            JEFFERSON ISLAND STORAGE & HUB L.L.C.
            LIG CHEMICAL COMPANY
            LIG LIQUIDS COMPANY, L.L.C.
            LIG PIPELINE COMPANY
            LIG, INC.
            LOUISIANA INTRASTATE GAS COMPANY, L.L.C.
            MID-TEXAS PIPELINE COMPANY
            MUTUAL ENERGY L.L.C.
            MUTUAL ENERGY SERVICE COMPANY, L.L.C.
            MUTUAL ENERGY SWEPCO L.P.
            NEWGULF POWER VENTURE
            POLR POWER, L.P.
            REP GENERAL PARTNER L.L.C.
            REP HOLDCO INC.
            TUSCALOOSA PIPELINE COMPANY
            UNITED SCIENCES TESTING, INC.
            UNIVERSAL SUPERCAPACITATORS, LLC
            VENTURES LEASE CO., LLC


            By: /s/ Wendy G. Hargus
                   Assistant Treasurer of each of the above-listed companies

                                    EXHIBIT A

                       FORM OF NONUTILITY MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES


___________________, 20__


      FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

      This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

      IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                                (Name of Borrower)


                                    By:  _______________________________
                                         Name:
                                         Title:

                                 Principal
               Loan                Amount
Date        (Repayment)          Outstanding            Rate        Interest

                                                                    EXHIBIT C-3
                         AEP SYSTEM AMENDED AND RESTATED
                          UTILITY MONEY POOL AGREEMENT


      This AMENDED AND RESTATED UTILITY MONEY POOL AGREEMENT ("Agreement") is made and entered into this __th day of ____, 2004 by and among American Electric Power Company, Inc., a New York corporation ("AEP"), AEP Utilities Inc., a Delaware corporation ("AEP Utilities"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act"), AEP Utility Funding LLC, a Delaware limited liability company ("AEPUF"), and certain of the direct or indirect subsidiaries of AEP, each of which are signatories hereto and participants in the AEP Utility Money Pool ("Participants"), or which subsequently become signatories hereto and agree to abide by the terms herein. (All of the above are referred to as a Party or Parties to this Agreement).

      WHEREAS, the following entities are each a direct or indirect Participant subsidiary of AEP, and a Participant in the AEP Utility Money Pool (collectively referred to herein as "Operating Companies"):

                             AEP Generating Company
                            AEP Texas Central Company
                            AEP Texas North Company
                           Appalachian Power Company
                        Columbus Southern Power Company
                         Indiana Michigan Power Company
                             Kentucky Power Company
                            Kingsport Power Company
                               Ohio Power Company
                       Public Service Company Of Oklahoma
                      Southwestern Electric Power Company
                             Wheeling Power Company

                                       And

      WHEREAS, in addition to the Operating Companies, the following are Participants in the AEP Utility Money Pool:

                   American Electric Power Service Corporation
                             Blackhawk Coal Company
                               Cedar Coal Company
                        Central Appalachian Coal Company
                              Central Coal Company
                                 Colomet, Inc.
                       Conesville Coal Preparation Company
                        Dolet Hills Lignite Company, LLC
                          Franklin Real Estate Company
                         Indiana Franklin Reality, Inc.
                                   Simco, Inc.
                        Southern Appalachian Coal Company

      WHEREAS, the Participants from time to time have need to borrow funds on a short-term basis; and

      WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

      WHEREAS, AEP and the Parties have established a pool (the "Utility Money Pool") to coordinate and provide for certain of the Participants' short-term cash requirements;

      WHEREAS, AEPUF has been formed to fund the Utility Money Pool; and

      NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties hereto agree as follows:


                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

      Section 1.1.  Contributions to the Utility Money Pool.

      American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Utility Money Pool. Each Participant, AEP, AEP Utilities, and AEPUF will determine from time to time, the amount of funds it has available for contribution to the Utility Money Pool. The determination of whether a Party at any time has surplus funds, or shall lend such funds to the Utility Money Pool, will be made by such Party's treasurer, any assistant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.

      Section 1.2  Rights to Borrow.

      (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Participants may be met by funds in the Utility Money Pool to the extent such funds are available. Each Participant shall have the right to borrow from the Utility Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Participant may request loans from the Utility Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties; provided, however, that the aggregate amount of all loans requested by any Participant hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Participant shall be obligated to borrow from the Utility Money Pool if lower cost funds can be obtained from its own external borrowing.

      (b) Neither AEP, AEP Utilities nor AEPUF will borrow funds from the Utility Money Pool or any Participant.

      Section 1.3  Source of Funds.

(a) AEPSC administers the Utility Money Pool by matching up, to the extent possible, short-term cash surpluses and loan requirements of the various Participants.  Participants'  requests for short-term loans
      are met first from surplus funds of other Participants   which  are
      available  to the  Utility  Money Pool.  To the extent the  Participant
      contributions   of  surplus   funds  to  the  Utility  Money  Pool  are
      insufficient to meet Participant requests for short-term loans, AEP may contribute corporate funds to the extent available or borrowings may be made from external sources.

(b) External borrowings may be made by AEP, AEP Utilities, Inc., or AEPUF, each individually, a Lending Party, collectively Lending Parties,from the sale of commercial paper notes and/or other instruments authorized by the SEC, and/or bank borrowings ("External Funds"), the proceeds of which would be added to the Utility Money Pool, in each case to the extent permitted by applicable laws and regulatory orders. All debt issued in connection with the Utility Money Pool will be unsecured. External borrowings by AEP, AEP Utilities, or AEPUF will not be made
      unless  there  are  no  surplus   funds  in  the   treasuries   of  the
      Participants sufficient to meet borrowing needs. If it is determined that AEP can borrow money at a cheaper rate than AEPUF can, then AEP will fund the Utility Money Pool directly.

(c) Each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

      Section 1.4  Authorization.

      (a) The determination of whether a Participant or a Lending Party has at any time surplus funds to lend to the Utility Money Pool will be made by its treasurer, any assistant treasurer, or by a designee thereof.

      (b) Any loan from the Utility Money Pool to a Participant shall be authorized by the borrowing Participant's treasurer, any assistant treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Utility Money Pool if such Participant determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

      Section 1.5  Investment of Investment Pool Funds.

      Funds which are loaned from Participants into the Utility Money Pool which are not required to satisfy borrowing needs of other Participants ("Investment Pool") will be invested on the behalf of the lending Parties in one or more short-term instruments ("External Investments"), including (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; (viii) short-term debt securities rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; (ix) short-term debt securities issued or guaranteed by an entity rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; and (x) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

      No funds from the Utility Money Pool will be invested in EWG's or FUCO's.

      Section 1.6  Utility Money Pool Interest.

      The interest rate applicable on any day to then outstanding loans through the Utility Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by the Lending Parties for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "A2/P2" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established.

      If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing the Lending Parties would expect if it had External Funds.

      Section 1.7  Investment Pool Interest.

      Interest income related to External Investments will be calculated daily and allocated back to Participants on the basis of their relative contribution to the Investment Pool funds on that date.

      Section 1.8  Repayment.

      Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Utility Money Pool. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

      Section 1.9  Form of Loans to Participants.

      Loans to the Participants through the Utility Money Pool will be made pursuant to open-account advances, although any AEPUF or Participant would at all times be entitled to receive upon request a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Utility Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.


                                   ARTICLE II
                       OPERATION OF THE UTILITY MONEY POOL

      Section 2.1  Operation.

      Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer or any assistant treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Utility Money Pool and earnings to be applied to any loans to the Utility Money Pool and/or Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties. Services rendered by AEPSC will be "at cost" in accordance with rules of the SEC.

      Section 2.2  Certain Costs.

      The cost of fees and/or compensating balances paid to banks to maintain credit lines will be allocated to the Participants on the basis of relative maximum non-coincidental borrowings of the Participants.

      Section 2.3  Event of Default.

      If any Participant shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Participant seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Participant, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.

                                   ARTICLE III
                            AEP UTILITIES FUNDING LLC

      Section 3.1  AEPUF.

      AEPUF is a special purpose financing conduit, formed to fund the Utility Money Pool. AEPUF may obtain funds from external sources or from AEP or AEP Utilities. AEP Utilities and the Operating Companies are also authorized to fund the Utility Money Pool through the issuance of short-term debt. AEPUF will have a separate bank account for all Utility Money Pool funds. AEPUF may issue commercial paper or other short-term debt for the benefit of the Utility Money Pool participants and will lend cash proceeds of the issuance of commercial paper to each Participant as said Participant's needs are identified. When AEPUF directly issues commercial paper to dealers to fund the Utility Money Pool, each Operating Company that borrows from AEPUF must maintain comparable debt ratings equal to or greater than AEPUF and maintain requisite backup facilities with one or more financial institutions.

      Section 3.2  Loans.

      AEPUF shall lend the cash proceeds of each issuance of commercial paper or other short-term debt to the borrowing Participant, which loans shall be evidenced, if requested, by the Participant's duly executed promissory note substantially in the form attached as Exhibit A hereto. The terms of each such loan shall be identical to those of the related commercial paper issued for the benefit of the Participant. The proceeds of borrowings by AEPUF will not be loaned to AEP or AEP Utilities. The proceeds of the borrowings of AEPUF will be used to repay AEPUF's borrowings or be invested to continue funding the Utility Money Pool.

      Section 3.3  Several Liability.

      It is expressly agreed that the obligations of each Participant to AEPUF are several and not joint and, subject to paragraph 3.4 below, that each Participant shall not be responsible to AEPUF or any assignee or creditor of AEPUF for any payment in excess of payments due under any Participant's outstanding note, except that each Operating Company will pay all liabilities incurred by AEPUF relating to the offer and sale of the commercial paper the proceeds of which were used to make loans to that Operating Company and its pro rata share of other expenses and administrative costs of AEPUF in connection with its funding of the Utility Money Pool. No Operating Company will be liable for the borrowings of any other affiliate under the Utility Money Pool.

      Section 3.4  Placement Agents.

      (a) As a condition precedent to each commercial paper dealer and placement agent (each, a "Placement Agent") entering into a dealer or placement agreement with AEPUF (each such agreement, a "Placement Agreement"), each Participant agrees: (i) to pay all costs, expenses, liabilities, losses and damages, including liabilities in respect of the AEPUF's indemnification obligations under the Placement Agreements (collectively, the "Liabilities") which it may incur relating to the offer and sale of AEPUF's commercial paper, the proceeds of which were used to make any loan to such Participant under this agreement, and (ii) to pay its Pro Rata Share of all other Liabilities which AEPUF may incur other than any such Liability which relates to the offer and sale of AEPUF's commercial paper the proceeds of which were used to make any loan to any other participant in the Utility Money Pool in respect of which such other affiliate is obligated to pay the full amount of such Liability. As used herein the term "Pro Rata Share" of any Liability shall mean an amount equal to the product of such Liability and a fraction expressed as a percentage (x) the numerator of which is the average outstanding loans made to the Participant during the period from the date which is three years prior to the date such Liability is due and payable to the date such Liability is due and payable (the "Determination Period"), and (y) the denominator of which is the average aggregate outstanding loans made during the Determination Period to the Participant and all other Participants which received loans from AEPUF and which are obligated to pay such Liability in accordance with this provision.

      (b) Each Participant and AEPUF hereby acknowledge and agree that each Placement Agent is a third-party beneficiary of this Article III and is entitled to the benefits of the obligations of each separate Participant contained in this Article III and is entitled to bring any action to enforce such obligations directly against the separate Participant. In the case of any specific Liability arising out of or in connection with the Placement Agreement, each Participant shall pay the amount of such Participant's Liability directly to such Placement Agent or as the Placement Agent directs.

      (c) This Article III shall not be amended or modified without the prior written consent of each Placement Agent. The agreements and obligations of each of the Participants set forth in this Article III shall survive the termination of this Agreement.


                                   ARTICLE IV
                                  MISCELLANEOUS

      Section 4.1  Amendments.

      No amendment to this Agreement shall be effective unless the same be in writing and signed by all Parties thereto.

      Section 4.2  Legal Responsibility.

      Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

      Section 4.3  Governing Law.

      This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.



      IN WITNESS WHEREOF, the undersigned Parties have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                       and
                               AEP UTILITIES, INC.
                             AEP UTILITY FUNDING LLC
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION,
                            as Agent and Participant

              Participants:
                             AEP GENERATING COMPANY
                            AEP TEXAS CENTRAL COMPANY
                             AEP TEXAS NORTH COMPANY
                            APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             WHEELING POWER COMPANY
                             BLACKHAWK COAL COMPANY
                               CEDAR COAL COMPANY
                        CENTRAL APPALACHIAN COAL COMPANY
                              CENTRAL COAL COMPANY
                                  COLOMET, INC.
                       CONESVILLE COAL PREPARATION COMPANY
                        DOLET HILLS LIGNITE COMPANY, LLC
                          FRANKLIN REAL ESTATE COMPANY
                          INDIANA FRANKLIN REALTY, INC.
                                   SIMCO, INC.
                        SOUTHERN APPALACHIAN COAL COMPANY


                                    By: ________________________________
                                          Assistant Treasurer of each
                                          of the above-listed companies.

                                                                     EXHIBIT A


                         FORM OF UTILITY MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES




___________________, 20__




      FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Utility Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

      This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

      IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                                      (Name of Borrower)


                                          By:  _______________________________
                                          Name: _____________________________
                                          Title: ______________________________

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

                                                                    EXHIBIT C-4
                         AEP SYSTEM AMENDED AND RESTATED
                         NONUTILITY MONEY POOL AGREEMENT


      This AMENDED AND RESTATED NONUTILITY MONEY POOL AGREEMENT ("Agreement") is made and entered into this __ day of ____, 2004 by and among American Electric Power Company, Inc., a New York corporation ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), AEP Non-Utility Funding LLC, a Delaware limited liability company ("AEPNUF"), and certain of the direct or indirect subsidiaries of AEP, each of which are signatories hereto and participants in the AEP Nonutility Money Pool ("Participants"), or which subsequently become signatories hereto and agree to abide by the terms herein. (All of the above are referred to as a Party or Parties to this Agreement).

      WHEREAS, the following entities are each a direct or indirect subsidiary of AEP, and were parties to the AEP Nonutility Money Pool Agreement dated as of December 18, 2002 and are participants in the AEP Nonutility Money Pool ("Participants"):

                  AEP Acquisition, L.L.C.
                  AEP C & I Company, LLC
                  AEP Coal, Inc.
                  AEP Communications, Inc.
                  AEP Communications, LLC
                  AEP Delaware Investment Company
                  AEP Delaware Investment Company II
                  AEP Delaware Investment Company III
                  AEP Desert Sky GP, LLC
                  AEP Desert Sky LP, LLC
                  AEP Elmwood LLC
                  AEP EmTech, LLC
                  AEP Energy Services Gas Holding Company
                  AEP Energy Services Investments, Inc.
                  AEP Energy Services Limited
                  AEP Energy Services UK Generation Limited
                  AEP Energy Services, Inc.
                  AEP Fiber Venture, LLC
                  AEP Gas Marketing LP
                  AEP Gas Power GP, LLC
                  AEP Holdings I CV
                  AEP Holdings II CV
                  AEP Investments, Inc.
                  AEP MEMCO LLC
                  AEP Ohio Retail Energy, LLC
                  AEP Power Marketing, Inc.
                  AEP Pro Serv, Inc.
                  AEP Resources, Inc.
                  AEP T&D Services, LLC
                  AEP Texas Commercial & Industrial Retail GP, LLC
                  AEP Texas Commercial & Industrial Retail Limited Partnership AEP Texas POLR, LLC
                  C3 Communications, Inc.
                  C3 Networks & Communications Limited Partnership
                  C3 Networks GP, L.L.C.
                  C3 Networks Limited Partnership
                  CSW Development-I, Inc.
                  CSW Energy Services, Inc.
                  CSW Energy, Inc.
                  CSW Ft. Lupton, Inc.
                  CSW International, Inc.
                  CSW Power Marketing, Inc.
                  Houston Pipe Line Company, LP
                  HPL Holdings, Inc.
                  Jefferson Island Storage & Hub L.L.C.
                  Mutual Energy L.L.C.
                  Mutual Energy SWEPCO L.P.
                  Newgulf Power Venture, Inc.
                  POLR Power, L.P.
                  REP General Partner L.L.C.
                  REP Holdco, LLC
                  United Sciences Testing, Inc.
                  Ventures Lease Co., LLC

                        And

      WHEREAS, in addition to the above-listed Participants, the following Participants have been added to the AEP Nonutility Money Pool:

                  AEP Coal Marketing, LLC
                  AEP Desert Sky LP II, LLC
                  AEP Emissions Marketing, LLC
                  AEP Houston Pipe Line Company, LLC
                  AEP Texas POLR GP, LLC
                  AEP Wind GP, LLC
                  AEP Wind Holding, LLC
                  AEP Wind LP II, LLC
                  AEP Wind LP, LLC
                  AEPR Ohio, LLC
                  CSW Mulberry II, Inc.
                  CSW Mulberry, Inc.
                  CSW Orange II, Inc.
                  CSW Orange, Inc.
                  CSW Services International, Inc.
                  CSW Sweeny GP I, Inc.
                  CSW Sweeny GP II, Inc.
                  CSW Sweeny LP I, Inc.
                  CSW Sweeny LP II, Inc.
                  HPL GP LLC
                  Noah I Power GP, Inc.
                  Trent Wind Farm, L.P.

      WHEREAS, the Participants from time to time have need to borrow funds on a short-term basis; and

      WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

      WHEREAS, AEP and the Parties have established a pool (the "Nonutility Money Pool") to coordinate and provide for certain of the Participants' short-term cash requirements;

      WHEREAS, AEPNUF has been formed to fund the Nonutility Money Pool; and

      NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties hereto agree as follows:


                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

      Section 1.1.  Contributions to the Nonutility Money Pool.

      American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Nonutility Money Pool. Each Participant, AEP and AEPNUF will determine from time to time, the amount of funds it has available for contribution to the Nonutility Money Pool. The determination of whether a Party at any time has surplus funds, or shall lend such funds to the Nonutility Money Pool, will be made by such Party's treasurer, any assistant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.

      Section 1.2  Rights to Borrow.

      (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Participants may be met by funds in the Nonutility Money Pool to the extent such funds are available. Each Participant shall have the right to borrow from the Nonutility Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Participant may request loans from the Nonutility Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties; provided, however, that the aggregate amount of all loans requested by any Participant hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Participant shall be obligated to borrow from the Nonutility Money Pool if lower cost funds can be obtained from its own external borrowing.

            (b) Neither AEP, AEP Utilities nor AEPNUF will borrow funds from the Nonutility Money Pool or any Participant. No Participant that is an EWG or FUCO will borrow from the Nonutility Money Pool although such Participant may lend to the Nonutility Money Pool

      Section 1.3  Source of Funds.

(a) AEPSC administers the Nonutility Money Pool by matching up, to the extent possible, short-term cash surpluses and loan requirements
      of  the   various   Participants.   Participants'   requests   for
      short-term loans are met first from surplus funds of other Participants which are available to the Nonutility Money Pool. To the extent the Participant  contributions  of surplus funds to the
      Nonutility   Money  Pool  are  insufficient  to  meet  Participant
      requests for short-term loans, AEP may contribute corporate funds to the extent available or borrowings may be made from external sources.

(b) External borrowings may be made by AEP or AEPNUF, each individually, a Lending Party, collectively Lending Parties, from the sale of commercial paper notes and/or other instruments authorized by the
      SEC, and/or bank borrowings  ("External  Funds"),  the proceeds of which would be added to the  Nonutility  Money Pool,  in each case
      to  the  extent   permitted  by  applicable  laws  and  regulatory
      orders.  All debt issued in connection  with the Nonutility  Money
      Pool will be unsecured. External borrowings by AEP or AEPNUF will not be made unless there are no surplus funds in the treasuries of the Participants sufficient to meet borrowing needs. If it is determined that AEP can borrow money at a cheaper rate than AEPNUF can, then AEP will fund the Nonutility Money Pool directly.

(c) Each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Nonutility Money Pool.

      Section 1.4  Authorization.

      (a) The determination of whether a Participant or a Lending Party has at any time surplus funds to lend to the Nonutility Money Pool will be made by its treasurer, any assistant treasurer, or by a designee thereof.

      (b) Any loan from the Nonutility Money Pool to a Participant shall be authorized by the borrowing Participant's treasurer, any assistant treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Nonutility Money Pool if such Participant determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

      Section 1.5  Investment of Investment Pool Funds.

      Funds which are loaned from Participants into the Nonutility Money Pool which are not required to satisfy borrowing needs of other Participants ("Investment Pool") will be invested on the behalf of the lending Parties in one or more short-term instruments ("External Investments"), including (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; (viii) short-term debt securities rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; (ix) short-term debt securities issued or guaranteed by an entity rated AA or above by Standard & Poor's, Aa or above by Moody's Investors Service, or AA or above by Fitch Ratings; and (x) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

      No funds from the Nonutility Money Pool will be invested in EWG's or FUCO's.

      Section 1.6  Nonutility Money Pool Interest.

      The interest rate applicable on any day to then outstanding loans through the Nonutility Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by the Lending Parties for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "A2/P2" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established.

      If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing the Lending Parties would expect if it had External Funds.

      Section 1.7  Investment Pool Interest.

      Interest income related to External Investments will be calculated daily and allocated back to Participants on the basis of their relative contribution to the Investment Pool funds on that date.

      Section 1.8  Repayment.

      Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool. All loans made through the Nonutility Money Pool may be prepaid by the borrower without premium or penalty.

      Section 1.9  Form of Loans to Participants.

      Loans to the Participants through the Nonutility Money Pool will be made pursuant to open-account advances, although any Participant or AEPNUF would at all times be entitled to receive upon request a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.


                                   ARTICLE II
                     OPERATION OF THE NONUTILITY MONEY POOL

      Section 2.1  Operation.

      Operation of the Nonutility Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer or any assistant treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Nonutility Money Pool and earnings to be applied to any loans to the Nonutility Money Pool and/or Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties. Services rendered by AEPSC will be "at cost" in accordance with rules of the SEC.

      Section 2.2  Certain Costs.

      The cost of fees and/or compensating balances paid to banks to maintain credit lines will be allocated to the Participants on the basis of relative maximum non-coincidental borrowings of the Participants.

      Section 2.3  Event of Default.

      If any Participant shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Participant seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Participant, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.


                                   ARTICLE III
                           AEP NON-UTILITY FUNDING LLC

      Section 3.1  AEPNUF.

      AEPNUF is a special purpose financing conduit, formed to fund the Nonutility Money Pool. AEPNUF may obtain funds from external sources or from AEP. AEP, or Participants, including EWG's or FUCO's may fund the Nonutility Money Pool. AEPNUF will have a separate bank account for all Nonutility Money Pool funds. AEPNUF may issue commercial paper or other short-term debt for the benefit of the Nonutility Money Pool participants and will lend cash proceeds of the issuance of commercial paper to each Participant as said Participant's needs are identified.

      Section 3.2  Loans.

      AEPNUF shall lend the cash proceeds of each issuance of commercial paper or other short-term debt to the borrowing Participant, which loans shall be evidenced, if requested, by the Participant's duly executed promissory note substantially in the form attached as Exhibit A hereto. The terms of each such loan shall be identical to those of the related commercial paper issued for the benefit of the Participant. The proceeds of borrowings by AEPNUF will not be loaned to AEP or AEP Utilities. The proceeds of the borrowings of AEPNUF will be used to repay AEPNUF's borrowings or be invested to continue funding the Nonutility Money Pool.

      Section 3.3  Several Liability.

      It is expressly agreed that the obligations of each Participant to AEPNUF are several and not joint and, subject to paragraph 3.4 below, that each Participant shall not be responsible to AEPNUF or any assignee or creditor of AEPNUF for any payment in excess of payments due under any Participant's outstanding note, except that each Participant will be liable for its pro rata share of other expenses and administrative costs of AEPNUF in connection with its funding of the Nonutility Money Pool.

      Section 3.4  Placement Agents.

      (a) As a condition precedent to each commercial paper dealer and placement agent (each, a "Placement Agent") entering into a dealer or placement agreement with AEPNUF (each such agreement, a "Placement Agreement"), each Participant agrees: (i) to pay all costs, expenses, liabilities, losses and damages, including liabilities in respect of the AEPNUF's indemnification obligations under the Placement Agreements (collectively, the "Liabilities") which it may incur relating to the offer and sale of AEPNUF's commercial paper, the proceeds of which were used to make any loan to such Participant under this agreement, and (ii) to pay its Pro Rata Share of all other Liabilities which AEPNUF may incur other than any such Liability which relates to the offer and sale of AEPNUF's commercial paper the proceeds of which were used to make any loan to any other participant in the Nonutility Money Pool in respect of which such other affiliate is obligated to pay the full amount of such Liability. As used herein the term "Pro Rata Share" of any Liability shall mean an amount equal to the product of such Liability and a fraction expressed as a percentage (x) the numerator of which is the average outstanding loans made to the Participant during the period from the date which is three years prior to the date such Liability is due and payable to the date such Liability is due and payable (the "Determination Period"), and (y) the denominator of which is the average aggregate outstanding loans made during the Determination Period to the Participant and all other Participants which received loans from AEPNUF and which are obligated to pay such Liability in accordance with this provision.

      (b) Each Participant and AEPNUF hereby acknowledge and agree that each Placement Agent is a third-party beneficiary of this Article III and is entitled to the benefits of the obligations of each separate Participant contained in this Article III and is entitled to bring any action to enforce such obligations directly against the separate Participant. In the case of any specific Liability arising out of or in connection with the Placement Agreement, each Participant shall pay the amount of such Participant's Liability directly to such Placement Agent or as the Placement Agent directs.

      (c) This Article III shall not be amended or modified without the prior written consent of each Placement Agent. The agreements and obligations of each of the Participants set forth in this Article III shall survive the termination of this Agreement.


                                   ARTICLE IV
                                  MISCELLANEOUS

      Section 4.1  Amendments.

      No amendment to this Agreement shall be effective unless the same be in writing and signed by all Parties thereto.

      Section 4.2  Legal Responsibility.

      Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

      Section 4.3  Governing Law.

      This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

      IN WITNESS WHEREOF, the undersigned Parties have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.
              AMERICAN ELECTRIC POWER SERVICE CORPORATION, as Agent
                           AEP NON-UTILITY FUNDING LLC

                             AEP ACQUISITION, L.L.C.
                                 AEP COAL, INC.
                             AEP COAL MARKETING, LLC
                            AEP COMMUNICATIONS, INC.
                             AEP COMMUNICATIONS, LLC
                         AEP DELAWARE INVESTMENT COMPANY
                       AEP DELAWARE INVESTMENT COMPANY II
                       AEP DELAWARE INVESTMENT COMPANY III
                                 AEP EMTECH, LLC
                          AEP EMISSIONS MARKETING, LLC
                     AEP ENERGY SERVICES GAS HOLDING COMPANY
                      AEP ENERGY SERVICES INVESTMENTS, INC.
                           AEP ENERGY SERVICES LIMITED
                    AEP ENERGY SERVICES UK GENERATION LIMITED
                            AEP ENERGY SERVICES, INC.
                             AEP FIBER VENTURE, LLC
                              AEP GAS MARKETING LP
                              AEP GAS POWER GP, LLC
                       AEP HOUSTON PIPE LINE COMPANY, LLC
                              AEP INVESTMENTS, INC.
                           AEP OHIO RETAIL ENERGY, LLC
                               AEP PRO SERV, INC.
                               AEP RESOURCES, INC.
                AEP TEXAS COMMERCIAL & INDUSTRIAL RETAIL GP, LLC
          AEP TEXAS COMMERCIAL & INDUSTRIAL RETAIL LIMITED PARTNERSHIP
                             AEP TEXAS POLR GP, LLC
                                 AEPR OHIO, LLC
                             C3 COMMUNICATIONS, INC.
                C3 NETWORKS & COMMUNICATIONS LIMITED PARTNERSHIP
                             C3 NETWORKS GP, L.L.C.
                         C3 NETWORKS LIMITED PARTNERSHIP
                                CSW ENERGY, INC.
                             CSW INTERNATIONAL, INC.
                                   HPL GP, LLC
                          HOUSTON PIPE LINE COMPANY, LP
                      JEFFERSON ISLAND STORAGE & HUB L.L.C.
                              MUTUAL ENERGY L.L.C.
                                POLR POWER, L.P.
                          UNITED SCIENCES TESTING, INC.
                             VENTURES LEASE CO., LLC



                              By: /s/ Wendy Hargus
                                 Assistant Treasurer of all the above-listed
                                 companies.
Dated: June ___, 2004

                                 -and-

                             CSW DEVELOPMENT-I, INC.
                              CSW FT. LUPTON, INC.
                               CSW MULBERRY, INC.
                              CSW MULBERRY II, INC.
                                CSW ORANGE, INC.
                               CSW ORANGE II, INC.
                            CSW POWER MARKETING, INC.
                        CSW SERVICES INTERNATIONAL, INC.
                              CSW SWEENY GP I, INC.
                             CSW SWEENY GP II, INC.
                              CSW SWEENY LP I, INC.
                             CSW SWEENY LP II, INC.
                           NEWGULF POWER VENTURE, INC.
                              NOAH I POWER GP, INC.



                              By: /s/ Wendy Hargus
                                  Treasurer of all the above-listed companies.
Dated: June ___, 2004
                                 -and-

                             AEP C & I COMPANY, LLC
                             AEP DESERT SKY GP, LLC
                             AEP DESERT SKY LP, LLC
                            AEP DESERT SKY LP II, LLC
                              AEP T&D SERVICES, LLC
                               AEP TEXAS POLR, LLC
                                AEP WIND GP, LLC
                              AEP WIND HOLDING, LLC
                                AEP WIND LP, LLC
                               AEP WIND LP II, LLC
                               HPL HOLDINGS, INC.
                                 REP HOLDCO, LCC
                           REP GENERAL PARTNER, L.L.C.



                              By:  /s/Jeffrey D. Cross
                                   Vice President of all the above-listed
companies.
Dated: June ___, 2004

                                      -and-

                                 AEP ELMWOOD LLC
                                  AEP MEMCO LLC
                            AEP POWER MARKETING, INC.
                            CSW ENERGY SERVICES, INC.



                              By:  /s/Jeffrey D. Cross
                                  Assistant Secretary of all the above-listed
                                  companies.
Dated: June ___, 2004

                                      -and-


                               AEP HOLDINGS I C.V.


                              By: AEP Delaware Investment Company III
                              Its: Managing Partner



                              By:  /s/ Jeffrey D. Cross
                                   Vice President of
                                   AEP DELAWARE INVESTMENT COMPANY III
Dated: June ___, 2004

                                      -and-

                              AEP HOLDINGS II C.V.


                              By:  AEP Delaware Investment Company II
                             Its: Managing Partner


                              By: /s/ Jeffrey D. Cross___
                                  Vice President of
                                  AEP DELAWARE INVESTMENT COMPANY II
Dated: June ___, 2004

                                      -and-


                            MUTUAL ENERGY SWEPCO L.P.

                               By: REP Holdco, LLC
                               Its: Managing Partner


                               By:  /s/ Jeffrey D. Cross
                                    Vice President of REP HOLDCO, LLC
Dated: June ___, 2004

                                      -and-

                              TRENT WIND FARM, L.P.


                               By: AEP Wind LP II, LLC
                               Its: Managing Partner


                               By:  /s/ Jeffrey D. Cross
                                    Vice President of AEP WIND LP II, LLC
Dated: June ___, 2004

                                                                       EXHIBIT A


                       FORM OF NONUTILITY MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES




___________________, 20__




      FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Nonutility Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

      This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

      IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                                      (Name         of
                                                ------------------------------
Borrower)


                                          By:  ______________________________
                                          Name: _____________________________
                                          Title:_____________________________

                                Principal
               Loan              Amount
Date        (Repayment)        Outstanding      Rate        Interest

------     ------------      ------------      ------      ----------

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                                                                      Exhibit E
                                                                   July 1, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   American Electric Power Company, Inc.
            Application-Declaration on Form U-1
            File No. 70-10166

Dear Sirs:

      I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. ("AEP") and have acted as counsel for American Electric Power Company, Inc. and its subsidiaries (the "Subsidiaries") in connection with the filing of the Application-Declaration on Form U-1 (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by AEP a registered holding company, and its Subsidiaries. In the application, AEP and the Subsidiaries request authority under the Act to engage in various financing and related transactions (the "Proposed Transactions") through March 31, 2007.

      I have examined originals, or copies certified to my satisfaction, of such corporate records of AEP and the Subsidiaries, certificates of public officials, certificates of officers and representatives of AEP and the Subsidiaries and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of AEP and other appropriate persons and statements contained in the Application.

      Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1. AEP and each of the Subsidiaries are or will be validly organized and duly existing under the laws of their states of incorporation.

2. All state laws applicable to the Proposed Transactions as described in the Application (other than so-called "blue-sky" or state securities laws as to which I express no opinion) will have been complied with.

3. Any debt securities and any guarantees issued as contemplated in the Application will be valid and binding obligations of AEP or the respective Subsidiary in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and to the effects
         of  general  principles  of  equity   (regardless  of  whether
         enforceability is considered in a proceeding in equity or at law), including without limitation (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedies and (b) concepts of materiality, reasonableness, good faith and fair dealing.

4. Any shares of common stock or preferred stock issued or sold by the Subsidiaries as contemplated in the Application will be validly issued, fully paid, and non-assessable and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other documents defining such rights and privileges.

5. The consummation by AEP and the Subsidiaries of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by AEP or the Subsidiaries or any "associate" company, as such term is defined in the Act, of AEP or the Subsidiaries.

      The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

      a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of AEP and the Subsidiaries.

      b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting and permitting the Application to become effective.

      c. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

      I hereby consent to the use of this opinion as an exhibit to the Application.

                                     Very truly yours,

                                     /s/ Ann B. Graf

                                     Ann B. Graf
                                     Counsel to American Electric Power
                                     Company, Inc. and its Subsidiaries

                                                                      Exhibit F
                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                                     /March ___, 2004



In the Matter of
AMERICAN ELECTRIC POWER COMPANY, INC., et al.
1 Riverside Plaza
Columbus, OH  43215

(70-    )


NOTICE IS HEREBY GIVEN that American Electric Power Company, Inc., a New York corporation ("AEP") and AEP Utilities, Inc., formerly Central and South West Corporation, a Delaware corporation ("AEP Utilities"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), AEP Texas Central Company ("TCC"), AEP Texas North Company ("TNC"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") and additional nonutility subsidiaries have filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act, and Rules 43, 45 and 46 thereunder for authorization for certain financial transactions described in the Application through March 31, 2007 unless otherwise specified in the Application.

It is stated that no other state commission, other than those whose approval has been obtained, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October _____, 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.



                                          Jonathan G. Katz
                                          Secretary